
07054312

KFORCE®
PROFESSIONAL STAFFING



⪡⪡⪡ Finance and Accounting

Technology ⪢⪢⪢



Health and Life Sciences ⪢⪢⪢





⪡⪡⪡ Government Solutions

Great People = Great Results℠



2006 Annual Report

Kforce Inc. (NASDAQ: KFRC) is a full-service, specialty staffing Firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of finance and accounting (FA), technology (Tech), health and life sciences (HLS) and government services (KGH).

Kforce employs more than 2,000 staffing specialists operating in 43 markets. By combining four decades of customer relationships built on personal respect with the most advanced technology, Kforce is a leader in specialty staffing—a business line that challenges the industry. Everyday, through thousands of one-on-one contacts, Kforce is gaining the trust of its clients and is making the right match between organizations and skilled knowledge workers.

QUARTERLY REVENUE
(dollars in thousands)


130.2
152.2
188.9
190.2
192.9
198.5
207.3
203.6
222.3
234.4
238.7
243.1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006

QUARTERLY STOCK PRICE
(dollars per share)


9.50
9.44
8.38
11.10
10.99
8.46
10.30
11.16
12.75
15.49
11.93
12.17
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006

QUARTERLY EPS
(dollars)


0.03
0.16
0.45
0.08
0.14
0.17
0.17
0.15
0.20
0.21
0.22
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006

HEALTH AND LIFE SCIENCES



The Kforce Health and Life Sciences division is comprised of the HealthCare, Clinical Research and Scientific business units. The HealthCare business unit offers experienced candidates for senior hospital management, health information management professionals, qualified registered nurses and other clinical positions. The Clinical Research business unit specializes in permanent and contract placement services in the drug development area of pharmaceutical research. Placements within our Scientific business unit range from laboratory experts to scientists in the pharmaceutical, biotechnology, food and beverage, chemical, aerospace, polymer coatings, textile, agriculture and medical devices industries.

GOVERNMENT AND GLOBAL SOLUTIONS



Kforce Government Holdings, Inc. incorporates two distinct subsidiaries—Kforce Government Solutions, Inc. (KGS) and Kforce Global Solutions, Inc. (Global). KGS provides innovative technical and finance and accounting solutions to more than 50 unique agencies and departments within the Federal government. The in-depth operational knowledge and understanding of federal agencies, has resulted in a comprehensive portfolio of technology, finance & accounting, and consulting solutions designed to guide agencies through complex challenges. Kforce Global Solutions specializes in the provision of outsourced business process services to companies in a wide range of industries.

FINANCE AND ACCOUNTING STAFFING



At Kforce, we're proud to be able to provide clients with the most qualified finance and accounting professionals. We work with individuals at every level in corporate finance and taxation, financial analysis and reporting, budget preparation and analysis, cost analysis, audit services, and much more. Kforce also provides CFOs, controllers, financial analysts, public accountants, and other high-level financial professionals on a contract basis, as well as for direct hire.

TECHNOLOGY



From programmers and network operators to systems analysts and CIOs, Kforce has an exclusive database that is packed with the most qualified candidates to handle system upgrades, training, installation, implementation, and development. Kforce can provide information technology consultants for project work, assist in helping clients find direct hire personnel, or partner with technology departments to get the job done right. Kforce also specializes in more sophisticated areas such as systems/applications programmers, systems analysts, and networking technicians.

KFORCE®
PROFESSIONAL STAFFING

TO OUR FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

After 27 years at Kforce, we are pleased to report that 2006 was the best year in our history. The Firm hit all-time high records in revenues and earnings. Total revenues of $938.4 million in 2006 represent a 17% increase over 2005 revenues. In 2006, the Firm posted four straight record revenue quarters. We also achieved all-time high revenue in EPS for the full year of 2006. And I'm even more pleased to report that, we believe, 2007 will be an even better year. We believe the knowledge economy remains strong, with both secular and cyclical drivers fueling excellent growth prospects. College-educated unemployment remains at near record lows with no relief in sight. The premium for top talent will likely increase for the foreseeable future.

In 2006, we completed and integrated two acquisitions, PCCI Holdings, Inc. in the first quarter and Bradson Corporation in the fourth quarter. The PCCI acquisition enhanced our technology staffing platform in the Northeast, and brought us a prime federal government platform in technology, from which we plan to take advantage of the substantial investments in homeland security and the changing federal workforce demographics. Bradson brought us a prime federal government platform in finance and accounting, from which we plan to take advantage of the heightened focus on improving financial controls and efficiency within the federal government. We are very pleased that we have been able to produce strong results while integrating two acquisitions during the year.

Also in 2006, we moved closer to completing our back office technology platform, aimed at increasing operating efficiency and delivering exceptional service to our clients. Our management team matured and we added strong leaders in our remaining key positions, supported by a substantial investment in leadership training. We invested heavily in building our associate ranks, putting resources in place supported by substantial training, to enhance organic growth as their productivity improves. We believe the table is now substantially set for 2007 and 2008, as we look to increase operating leverage through profitable revenue growth. Our goal is to surpass $1 billion in revenue for the first time in Firm history. Our vision is to be the staffing Firm most respected by those we serve. A key aspect of our vision is building a Firm that delivers sustainable and consistent revenue and earnings performance.

We are especially proud that in 2006 all of our business segments contributed to our growth, led by a 23% increase in our technology segment, which comprised approximately half of our total revenues. In this knowledge economy, where skilled workers are at a premium, we believe the demand for technology staffing services will continue to grow, and that we are well-positioned to take advantage of this increasing demand. Another trend that has contributed to both revenue and earnings growth in 2006 was the growth of our highly profitable search business. We're pleased with the performance of this group. Search revenues for the year of $70.9 million represents 29.1% annual growth.

The improving gross margins that the Firm experienced in 2006, coupled with careful management of controllable expenses, have allowed the Firm to make significant investments in building sales and delivery capability, while not significantly impacting earnings. Sales associate headcount increased over 30% for the year. And accordingly, the Firm made significant investments in leadership and sales training. We expect 2007 to be a year of transition from aggressive talent acquisition to more of a focus on productivity, which should further enhance our earnings capability.

We are especially excited about the opportunities in the technology and finance and accounting sectors in the government space, and believe that the government vertical allows us to leverage our nationwide recruiting and sales capability as the demand for services to the government increases. This new segment may also add stability to our revenue stream as a result of the long-term contract nature of the business.

And finally, we will substantially complete the significant investments in new technology for our Firm by the fall. Over the last three years, we have installed a new front-end system and a long list of infrastructure applications, including electronic client approval, PeopleSoft HR, and financial system upgrades, pay bill time and labor, and a data center upgrade. These world-class systems will provide our clients and associates with the finest tools, and, we believe, allow us to reduce SG&A through efficiency gains.

We continue to target operating margins of 10% of revenue in this cycle. We have often talked about our three-year plan to optimize earnings. The first year of our three-year plan, 2006, was a great success and better than we expected. We believe we have a foundation for more success in 2007 and 2008. We want to thank our employees and consultants for once again demonstrating in 2006 that Great People = Great Results.

David L. Dunkel
Chairman and Chief Executive Officer

William L. Sanders
President



MAIL PROCESSING
RECEIVED
2007
SECTION

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto incorporated into this Annual Report.

Years Ended December 31,	2006	2005	2004	2003	2002
(In thousands, except per share data)					
Statement of Operations Data:					
Net service revenues	**$938,448**	$802,265	$661,451	$495,585	$513,547
Direct costs of services	**612,349**	542,276	457,567	341,617	345,585
Gross profit	**326,099**	259,989	203,884	153,968	167,962
Selling, general and administrative expenses	**257,187**	212,724	185,488	142,915	168,233
Depreciation and amortization	**11,552**	8,283	5,221	4,371	9,629
Other expense, net	**4,354**	1,816	1,701	1,214	3,206
Income (loss) before income taxes and cumulative effect of change in accounting principle	**53,006**	37,166	11,474	5,468	(13,106)
Provision (benefit) for income taxes	**20,487**	14,845	(13,537)	350	102
Net income (loss) before cumulative effect of change in accounting principle	**32,519**	22,321	25,011	5,118	(13,208)
Cumulative effect of change in accounting principle	**—**	—	—	—	(33,823)
Net income (loss)	**$ 32,519**	$ 22,321	$ 25,011	$ 5,118	$ (47,031)
Earnings (loss) per share before cumulative effect of change in accounting principle—basic	**$0.81**	$0.58	$0.73	$0.17	$(0.42)
Earnings (loss) per share—basic	**$0.81**	$0.58	$0.73	$0.17	$(1.49)
Weighted average shares outstanding—basic	**40,189**	38,527	34,125	30,514	31,577
Earnings (loss) per share before cumulative effect of change in accounting principle—diluted	**$0.77**	$0.55	$0.69	$0.16	$(0.42)
Earnings (loss) per share—diluted	**$0.77**	$0.55	$0.69	$0.16	$(1.49)
Weighted average shares outstanding—diluted	**42,012**	40,616	36,091	31,231	31,577

December 31,	2006	2005	2004	2003	2002
Balance Sheet Data:					
Working capital	**$ 64,425**	$ 92,539	$ 24,829	$ 40,784	$ 32,126
Total assets	**$442,618**	$324,746	$273,195	$160,317	$151,435
Total long-term debt	**$ 78,519**	$ 38,167	$ 1,727	$ 22,000	$ 22,000
Stockholders' equity	**$261,925**	$210,702	$170,769	$ 91,405	$ 84,846

STOCK PRICE PERFORMANCE

The following graph is a comparison of the cumulative total returns for Kforce common stock as compared with the cumulative total return for the Nasdaq Stock Market (U.S.) Index and the average performance of a group consisting of our peer corporations on a line-of-business basis. The cumulative return was computed by dividing the difference between the price of Kforce common stock at the end and the beginning of the measurement period (December 31, 2001 to December 29, 2006) by the price of Kforce common stock at the beginning of the measurement period. The total return calculations are based upon an assumed $100 investment on December 31, 2001 and all returns are weighted based on market capitalization. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Kforce common stock.



300.0
200.0
100.0
0
Dollars
2001
2002
2003
2004
2005
2006
Kforce Inc.
Industry Peer Group
Nasdaq Stock Market (Composite)

	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04	31-Dec-05	31-Dec-06
			(Dollars)			
Kforce Inc.	100.0	67.1	148.6	176.5	177.4	193.5
Industry Peer Group	100.0	75.6	108.5	121.4	136.4	156.6
Nasdaq Stock Market (Composite)	100.0	68.5	102.7	111.5	113.1	123.8

2006 Industry Peer Group

CDI Corp.
CIBER, Inc.
Computer Horizons
Kelly Services, Inc.
Kforce Inc.
Manpower Inc.
MPS Group, Inc.
On Assignment, Inc.
Robert Half International, Inc.
Spherion Corporation

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock trades on The NASDAQ Global Select Market, under the symbol "KFRC." The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock, as reported on The NASDAQ Global Select Market. These prices represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

	High	Low
Calendar Year 2005:		
First Quarter	$11.71	$10.06
Second Quarter	$11.03	$ 6.98
Third Quarter	$11.36	$ 8.09
Fourth Quarter	$12.71	$ 9.76
Calendar Year 2006:		
First Quarter	**$13.18**	**$11.28**
Second Quarter	**$16.20**	**$12.74**
Third Quarter	**$15.49**	**$10.10**
Fourth Quarter	**$14.97**	**$12.07**

On March 2, 2007, there were approximately 239 holders of record of our common stock. On March 2, 2007, the last reported sale price of our common stock on The NASDAQ Global Select Market was $13.03 per share. (TO BE UPDATED)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Kforce is exposed to a variety of risks, including changes in interest rates on borrowings. As of December 31, 2006, Kforce is exposed to changes in interest rates on the $86.4 million of debt. Kforce does not engage in trading market risk sensitive instruments for speculative purposes. Kforce believes that effects on it of changes in interest rates are limited, and a 1% change in rates would have an annual effect of approximately $864,000 on our interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

This MD&A should be read in connection with the Selected Financial Data included in this Annual Report, including the Notes to the Consolidated Financial Statements, referred to herein as "Financial Statements." Also, certain references to particular information in the Financial Statements are made to assist readers.

OVERVIEW

This overview is intended to assist readers in better understanding this MD&A.

Who We Are

We are a national provider of professional and technical specialty staffing services. At December 31, 2006, we operated 74 field offices covering 43 markets in 50 states and the District of Columbia within the United States. We also have a field office in the Philippines as a result of our offshore outsourcing solutions. We provide our clients staffing services through four business segments: Technology ("Tech"), Finance and Accounting ("FA"), Health and Life Sciences ("HLS") and Government. Substantially all Tech and FA services are sold and delivered through our field offices. The HLS segment includes our Clinical Research, Scientific, Healthcare-Nursing ("Nursing") and Health Information Management ("HIM") specialties. The sales and delivery functions of substantial portions of HLS, particularly Clinical Research and HIM, are concentrated in our headquarters. Substantially all Government services are sold and delivered through prime contracts with the Federal government by field offices located in the Washington, D.C. metropolitan area. Our headquarters provides support services to our field offices in areas such as human resources, nationwide recruiting, training, marketing, and national sales initiatives, in addition to the traditional "back office" support services like payroll, billing, accounting, legal and tax, which are highly centralized.

Kforce is focused on providing "staffing solutions" services to our clients. Our staffing services include Flexible Staffing Services ("Flex") and Search Services ("Search").

Flex

Through Flex, we provide clients with qualified individuals ("consultants") on a temporary basis with the appropriate skills and experience, when it is determined it is "the right match." To be successful, our employees ("associates") endeavor to (1) understand the clients' needs, (2) determine and understand the capabilities of the consultants being recruited, and (3) deliver and manage the client-consultant relationship to the satisfaction of both the clients and the consultants. Typically, the better job Kforce and our consultants do, the longer the assignments last and the more often those clients turn to Kforce for additional needs.

The Flex business comprised 92.4% of our revenues for the year ended December 31, 2006. Flex revenues are driven by hours billed and billing rates. Flex gross profit is determined by deducting consultant pay, benefits and other related costs from Flex revenues. Flex associate commissions, related taxes and other compensation and benefits as well as field management compensation are included in Selling, General and Administrative expenses ("SG&A") along with administrative and corporate compensation. The Flex business model involves attempting to maximize consultant hours and billing rates, while optimizing consultant pay rates and benefit costs and commissions and other compensation and benefits for associates, as well as minimizing the other operating costs necessary to effectively support such activities.

Search

The Search business is a smaller, yet important part of our business that involves locating permanent employees for our clients. We primarily perform searches on a contingency basis, with fees being earned only if personnel are hired by our clients. Fees are typically structured as a percentage of the placed individual's first-year annual compensation. We recruit permanent employees from our Flex consultant population, from the job boards, and from candidates we identify who are currently employed and not actively seeking another position. Sometimes consultants initially work with clients on a Flex basis and then later are converted into permanent employees, for which we also receive Search fees. There can be no assurance or expectation that Search revenues will increase if economic conditions improve, as has been the case in previous economic cycles. Clients and recruits are often targets for both Flex and Search services, and this common focus contributes to our objective of providing integrated solutions for all of our clients' human capital needs.

Search revenues are driven by placements made and the fees billed. There are no consultant payroll costs associated with the placement and thus all search revenue generally increases gross profit by a like amount. Search associate commissions, compensation and benefits are also included in SG&A. Search revenues comprised 7.6% of revenue in 2006.

Our Industry

We serve Fortune 1000 companies, as well as small and mid-size local and regional companies, with our largest ten clients representing approximately 19% of revenues for the year ended December 31, 2006. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing a limited service offering to a small local client base. We believe Kforce is one of the ten largest specialty staffing firms in the United States, that the ten firms combined have a market share of less than 22% of the applicable market and that no single firm has larger than an approximate 4% market share. Competition in a particular market can come from many different companies, either large or small. We believe, however, that our geographic presence, diversified service offerings within our core businesses, and focus on consistent sales and delivery that is highly disciplined, provide a competitive advantage particularly with larger clients that have operations in multiple markets.

We believe 2003 was a bottoming-out year for the economy and for the staffing industry after having declined for approximately three years and that indicators favorable for staffing services improved through 2006. Selected industry reports indicate the United States temporary staffing industry has shown revenue levels of $81 billion in 2004, $107 billion in 2005, and $119 billion in 2006. Of course, no predictions can or should be made about the general economy, the staffing industry as a whole, or specialty staffing in particular. We do believe, however, that a sustained economic recovery will stimulate demand for substantial additional U.S. workers or conversely, an economic slowdown will cause demand for additional U.S. workers to contract. We believe that Flex demand generally increases before demand for permanent placements increases, that our three areas of functional focus, Tech, FA and HLS, will be among the higher growth categories in both the short and long term and that over the long term, temporary staffing will become a higher percentage of total jobs, particularly in the professional, technical and government areas. We also believe that the Government segment will have more stable growth during variable economic cycles due to the growth of the Federal agencies that are customers of Kforce and due to the use of outsourced labor by many government agencies to replace employees who are retiring. In addition, according to a recent survey of board members of mostly global companies by the American Staffing Association, 90% of the companies surveyed now utilize temporary staffing services. Further, we believe that the recent positive trends in our operating results, which we believe have been enhanced by the streamlining of our operations and centralizing certain support functions during the economic downturn of 2001-2003, demonstrate a strong positioning for success. There can be no assurance that customer demand for Kforce's specialty staffing sectors will return to previous levels or that pricing will return to historical levels. There can be no assurance that the Kforce Health and Life Sciences business segment will be able to assemble a sufficient candidate pool to service client needs. We also see additional opportunities for our FA business segments, which are partially driven by requirements at many public companies pertaining to the adoption of Section 404 of the Sarbanes-Oxley Act of 2002. Competition for finance and accounting candidates increased significantly in 2004, 2005, and 2006; however, there can be no assurance that Kforce will be able to assemble a sufficient candidate pool to service client needs in finance and accounting. In addition, a number of national staffing companies are increasingly utilizing a lower-priced staffing preferred-vendor model. These factors may impact the future growth and profitability of Kforce.

Future Growth

Kforce's growth may be organic and/or through acquisition of other entities that enhance or expand our existing businesses. We believe that we are positioned to acquire and integrate other businesses that are strategically beneficial as evidenced by our successful acquisition and integration of Hall, Kinion and Associates, Inc., VistaRMS, Inc., PCCI Holdings, Inc. and Bradson Corporation over the past three years.

Highlights

The sections that follow this overview discuss and refer to critical accounting estimates and recent pronouncements, Kforce's results of operations and important aspects of its liquidity and capital resources. Set forth below are what we believe to be important highlights of our operating results and our positioning for the future. Such highlights should be considered in the context of all of the discussions herein and in conjunction with the Financial Statements. We believe such highlights are as follows:

- Net service revenues improved 17.0% during 2006, with growth in each of Kforce's operating segments for the year.
- Search revenue grew 29.1% during 2006.
- Kforce completed the acquisition and successful integration of PCCI Holdings, Inc. and Bradson Corporation during the first and fourth quarters, respectively. As a result of the acquisitions, Kforce added a new Government operating segment.
- Total year net income before taxes of $53.0 million in 2006 is an improvement of 42.6% over $37.2 million in 2005.
- We believe that the quality of accounts receivable, our primary operating asset, continues to be good, with days sales outstanding ("DSO") at 40.4 days and 2006 bad debt recovery of $1.7 million.
- Kforce's stock price on The NASDAQ Global Select Market increased 9.1% from $11.16 on December 31, 2005, to $12.17 at December 31, 2006.

CRITICAL ACCOUNTING ESTIMATES AND RECENT PRONOUNCEMENTS

The SEC has indicated that "critical accounting estimates" may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and due to their material impact on financial condition or operating performance. Readers should also refer to the Summary of Significant Accounting Policies in Note 1 to the Financial Statements for additional information. The following discussion is intended to assist the readers' understanding of the judgments, accounting estimates, and uncertainties inherent in the more significant of Kforce's policies.

This section is not intended to be a comprehensive list of all accounting estimates and all accounting policies are not set forth in the Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's estimates and its judgment in selecting any available alternative would not produce a materially different result.

Allowance for Doubtful Accounts and Fallouts

Kforce has established a reserve for estimated credit losses and fallouts on trade receivables based on our past experience and estimates of potential future write-offs, a specific analysis of material receivable balances that are past due, and ongoing analysis of factors including short and long-term write-off trends, changes in economic conditions, and concentration of accounts receivable among clients. The allowance as a percentage of gross accounts receivable was 2.0% as of December 31, 2006 and 4.9% as of December 31, 2005. As of December 31, 2006, no single client has a receivable balance greater than 3.2% of total accounts receivable, and the largest ten clients represent approximately 17.9% of the total accounts receivable balance. Kforce incurred significant write-offs of accounts receivable in certain prior years. For the years ended December 31, 2006, 2005, and 2004, Kforce incurred bad debt (benefit) expense, including the effects of net write-offs and recoveries plus changes in the allowance for doubtful accounts, totaling approximately ($1,721,000), $38,000, and $1,846,000, respectively. In addition, for the years ended December 31, 2006, 2005 and 2004, Kforce incurred fallouts of search placements which have been deducted from net service revenues in the accompanying consolidated statements of income and comprehensive income totaling approximately $2,256,000, $1,967,000, and $1,431,000, respectively. We cannot predict that such recent results can be sustained, particularly in periods of revenue growth. Also, it is possible that the write-off results could be materially impacted as the composition of accounts receivable changes over time. This is especially true if the economy deteriorates. We continually review and refine the estimation process to make it as responsive to these changes as possible.

Income Taxes

Kforce incurred net operating losses for each of the years ending December 31, 2001, December 31, 2002 and December 31, 2004, and, as a result, accumulated significant net operating loss carryforwards (NOLs) for both Federal and state income tax purposes. For accounting purposes, the estimated tax effects of such NOLs plus other timing differences, result in current and non-current deferred tax assets. However, a determination must be made that it is "more likely than not" that the deferred tax assets will be realized, or valuation allowances must be established to offset such assets. At December 31, 2002, a "more likely than not" conclusion could not be reached, and the deferred tax assets were fully reserved. Kforce also acquired certain deferred tax assets in 2004 from Hall Kinion which were also fully reserved at the date of acquisition. Kforce had net income during each of the quarters in the year ended December 31, 2003, and portions of the deferred tax assets were recognized in that year by reducing such assets and the related valuation allowances instead of providing income tax expense, other than certain state tax expense or benefits. Kforce also had net income during each of the quarters in the year ended December 31, 2004. Kforce believes that profitability in each of the quarters for the years ended December 31, 2003 and December 31, 2004, and the corresponding forecast of future operating earnings, justified changing the conclusion reached at December 31, 2002. Therefore, for the year ended December 31, 2004, Kforce recognized a $13.5 million income tax benefit, which consisted of the reversal of the valuation allowance in 2004, net of current and deferred income tax of $5.7 million. In addition, during the year ended December 31, 2004, Kforce reversed $21.8 million of valuation allowance related to deferred tax assets acquired in conjunction with the Hall Kinion acquisition. This reversal was recorded as a reduction to goodwill. The tax provision recorded during the year ended December 31, 2005 totaled $14.8 million, which resulted from Kforce earning income before income taxes totaling $37.2 million and Kforce's effective tax rate of 39.9%. The total tax provision recorded during the year ended December 31, 2006 was $20.5 million, after a $0.9 million benefit recorded as a result of the reversal of a deferred tax asset valuation allowance. This resulted from Kforce earning income before income taxes totaling $53.0 million, the reversal of the deferred tax asset valuation allowance discussed above and an effective tax rate before the reversal of the deferred tax asset valuation allowance of 40.2%. At December 31, 2006, Kforce has a remaining valuation allowance of $0.5 million to offset certain deferred tax assets acquired from Hall Kinion, for which a "more likely than not" conclusion could not be reached. Kforce will continue to evaluate this conclusion on a quarterly basis.

Goodwill

Kforce conducts an annual assessment of the carrying value of goodwill in accordance with generally accepted accounting standards. The annual assessments found that no impairment existed for the years ended December 31, 2006, 2005 or 2004. The annual assessment requires estimates and judgments by management to determine valuations for each "reporting unit," which for Kforce are Tech, FA, HLS, and Government. To the extent that economic conditions or the actual business activities and prospects of Kforce are materially worse in the future, the carrying value of goodwill assigned to any or all of its reporting units could require material write-downs. Kforce had goodwill of $222.3 million and $125.0 million at December 31, 2006 and 2005, respectively. $40.2 million of the increase in goodwill is attributable to the acquisition of PCCI, $51.9 million is attributable to the acquisition of Bradson, and $5.2 million is attributable to escrow share issuance related to the acquisition of Vista.

Kforce utilizes two primary methods in its annual assessment of goodwill, a discounted cash flow method and a market approach (the guideline public company method), and considers the results of each to value its reporting units. The discounted cash flow method is an income approach whereby the value of the reporting unit is determined by discounting each reporting unit's cash flow at an appropriate discount rate. In the most recent assessment of goodwill, Kforce utilized weighted average costs of capital ranging from 13.1 to 15.9 percent, costs of equity ranging from 13.9 to 16.2 percent, and an after tax cost of debt of 3.9 percent in order to value each of its reporting units under the discounted cash flow method. The guideline public company method is an approach that applies pricing multiples derived from comparable publicly traded guideline companies to the respective reporting unit to determine its value. In the most recent assessment of goodwill, Kforce utilized invested capital/revenue multiples ranging from .40 to 1.50, and invested capital/EBITDA multiples ranging from 4.00 to 10.00 in order to value each of its reporting units under the guideline public company method.

Impairment of Long-Lived Assets

Kforce periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. In Kforce's case, this primarily relates to fixed assets, capitalized software, and identifiable intangible assets (other than goodwill) from acquisitions, which are being depreciated or amortized as described in the Financial Statements and which had net book values at December 31, 2006 of $12.6 million, $8.4 million, and $24.3 million, respectively. Impairment losses, if any, are recorded in the period identified. Significant judgment is required to determine whether or not impairment has occurred. The determination is made by evaluating expected future undiscounted cash flows or the anticipated recoverability of costs incurred and, if necessary, determining the amount of the loss, if any, by evaluating the fair value of the assets. As further described in Note 4 to the Financial Statements, impairment write-offs were $0.5 million in 2004, related to certain internally developed and purchased software and were included in selling, general and administrative expenses ("SG&A"). No such write-offs were recorded in subsequent years. Evaluation of the impairment of long-lived assets requires the exercise of continuing judgment and estimates by management.

Pension Accounting

On December 31, 2006, Kforce implemented a Supplemental Executive Retirement Plan (the "SERP") for certain named executive officers. The costs for the SERP are calculated based on actuarial calculations using the key assumptions discussed in the following paragraphs.

Because the SERP is unfunded at this time, we do not have a long-term rate of return. Once funded, we will determine our long-term rate of return on plan assets by determining the composition of our asset portfolio, our historical long-term investment performance and current market conditions.

The discount rate used to determine benefit obligations is based on the interest rate for the long-term high-quality corporate bonds using yields for maturities that are in line with the duration of our pension liabilities. The discount rate will be adjusted annually in order to reflect the current level of interest rates at the measurement date.

Stock-Based Compensation

As of January 1, 2006, Kforce accounts for stock-based compensation under the provisions of Statement of Financial Accounting Standards (SFAS) 123R, "Share-Based Payment" ("SFAS 123R"). This statement requires Kforce to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Prior to January 1, 2006, Kforce accounted for stock-based compensation under the intrinsic-value-based method prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and disclosed the additional compensation expense that would have been recorded if the fair value based accounting had been used for options granted to employees and non-employees under the provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Self-Insurance

Kforce offers employee benefits programs, including workers compensation and health insurance, to eligible employees, for which Kforce is self-insured for a portion of the cost. Kforce retains liability up to $250,000 for each workers compensation claim and up to $250,000 annually for each health insurance participant for which it is not insured. These self-insurance costs are accrued using estimates to approximate the liability for reported claims and claims incurred but not reported. Kforce believes that its estimation processes are adequate and its estimates in these areas have consistently been similar to actual results. However, estimates in this area are highly subjective and future results could be materially different.

Revenue Recognition

Net service revenues constitute the largest single item in our financial statements, though estimates in regard to revenue recognition are not material in nature. Net service revenues consist of Search fees and Flex billings inclusive of billable expenses and net of credits, discounts, rebates and fallouts. Kforce recognizes Flex billings based on the hours worked and reported, together with reimbursable expenses, by placed consultants. Search fees are recognized upon placement, net of an allowance for "fallouts." Fallouts are Search placements that do not complete the applicable contingency period which vary on a contract-by-contract basis. Contingency periods are typically ninety days or less. The allowance for fallouts is estimated based upon historical activity of Search placements that do not complete the contingency period and expectations of future fallouts, and is included with the allowance for doubtful accounts as a reduction in receivables.

Accrued Commissions

Associates earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar year basis commission plan. For each associate, the amount of commissions paid as a percentage of revenue or gross profit increases as revenue levels increase. For interim periods, Kforce accrues commissions for actual revenue at a percentage equal to the percentage of total expected commissions payable to total revenue for the entire year. In estimating the percentage of expected commissions payable, Kforce uses factors including anticipated write-offs and the revenue anticipated for each associate. To the extent that these estimates differ from the actual results, commissions accrued could be materially different than commissions paid. Because of the calendar year basis of the plans, this estimation process is more significant at interim quarter ends than it is at calendar year end.

Accrued Bonuses

Kforce pays bonuses to certain executive management, field management and corporate employees based on, or after giving consideration to, a variety of measures of quarterly and annual performance. Executive management, field management, and certain corporate employee bonuses are accrued for payment after year end, based in part upon anticipated annual results compared to annual budgets. Field management bonuses are a component of approved compensation plans which specify individual incentive target levels based on actual results. Variances in revenue, gross margin, selling, general and administrative expenses or net income at a consolidated, segment or individual manager level can have a significant impact on the calculations and therefore the estimates of the required accruals. Accordingly, the actual earned bonuses may be materially different from the estimates used to determine the quarterly accruals.

Business Combinations

Kforce accounts for acquisitions of businesses in accordance with the requirements of SFAS 141, "Business Combinations" ("SFAS 141"). Pursuant to SFAS 141, Kforce utilizes the purchase method in accounting for acquisitions whereby the total purchase price is first allocated to the assets acquired and liabilities assumed, and any remaining purchase price is allocated to goodwill. Kforce recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 153, "Exchange of Non-monetary Assets," amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on Kforce's consolidated financial statements.

In May of 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections" ("SFAS 154"). This statement replaces APB Opinion 20, "Accounting Changes," and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This statement also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Previously, APB Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material impact on Kforce's consolidated financial statements.

In December of 2004, the Financial Accounting Standards Board ("FASB") issued a revised version of SFAS 123, "Share-Based Payment" ("SFAS 123R"). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. On January 1, 2006, Kforce adopted SFAS 123R using the modified prospective method and the adoption of this standard did not have a material impact on Kforce's consolidated financial statements because all of Kforce's outstanding stock options were fully vested as of December 31, 2005.

In June of 2006, FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under this interpretation, the evaluation of a tax position is a two-step process. First, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step measures the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, whereby the enterprise determines the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizes that benefit in its financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management has completed an initial evaluation of the effect of adopting FIN 48 on January 1, 2007, and determined the adoption of FIN 48 is not expected to have a material impact on Kforce's consolidated financial position or results of operations.

In September of 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements; FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Kforce is currently evaluating the impact of this standard on its consolidated financial statements.

In December of 2006, FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). This statement requires Kforce to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires Kforce to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Under this statement, Kforce will continue to apply the Provisions of SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87"), and SFAS 88, "Employers' Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"), in measuring plan assets and benefit obligations and in determining net periodic pension costs. Employers with publicly traded equity securities, such as Kforce, are required to initially recognize the funded status of a defined benefit postretirement plan and provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The adoption of SFAS 158 did not have a material impact on Kforce's consolidated financial statements for the year ended December 31, 2006 due to the fact that Kforce's Supplement Executive Retirement Plan was adopted on the last day of the year. However, the adoption of SFAS 158 may materially impact Kforce's consolidated financial statements in future years to the extent that Kforce has an overfunded or underfunded pension liability.

RESULTS OF OPERATIONS

Kforce saw a return to profitability in 2003 despite continuous challenges in the macro-economic environment, including high oil prices, a weak U.S. dollar and a growing U.S. trade deficit. Profitability continued in 2004, 2005 and 2006 driven by revenue growth in all segments and across both product lines. We believe the expected stabilization of the economic outlook will allow for continued improving trends in the staffing industry and growth opportunities across our business lines in terms of both revenue and profitability. We believe this is particularly true in the Flex component of our revenues, which historically has shown growth during the early stages of an economic recovery. Our Search business has shown growth in 2004, 2005 and 2006 and we believe that our focus on building the Search sales team positions us to take advantage of improvements in the search market; however, it remains difficult to predict future growth in our Search business.

We believe key components to our recent success were the initiatives undertaken during the last several years to restructure both our back office and field operations and to upgrade corporate systems and technology. The results of these efforts have increased operating efficiencies, thereby lowering our break-even level and enabling us to be more responsive to our clients. We believe our field operations model, which allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines, as well as our highly centralized back office operations, are competitive advantages and keys to our future growth and profitability.

The acquisitions of Hall Kinion, effective on June 7, 2004, Vista, effective February 1, 2005, PCCI, effective January 31, 2006, and Bradson Corporation, effective October 1, 2006, impacted our financial results and business drivers in the periods subsequent to the acquisitions. As a result of our successful integration efforts, revenues and costs contributed by commercial clients of the acquired entities are merged into the Kforce business segments, making it not feasible to accurately estimate the impact of the acquired businesses on Kforce's consolidated revenues and margins. Federal government prime contracting revenue and costs acquired with the PCCI and Bradson acquisitions are reported in our new Government segment. Exclusive of any impacts of the acquisitions, we believe that demand is increasing and revenues are growing in all business segments. In addition, we believe that the acquisitions have provided a positive impact on Flex revenues for the Technology and Finance and Accounting segments. Search business and the HLS segment were not materially affected by the acquisitions. Kforce believes a portion of the increase in 2004 SG&A, primarily during the second quarter of 2004, is attributable to non-recurring integration expenses, transaction-related charges and temporary duplicate expenses related to the acquisition of Hall Kinion. Likewise, we believe a portion of the increases in SG&A during 2005 and 2006 are attributable to non-recurring integration expenses, transaction related charges and temporary duplicate expenses related to the acquisitions of Vista, PCCI and Bradson.

Net Service Revenues. The following table sets forth, as a percentage of net service revenues, certain items in our consolidated statements of operations for the indicated years:

Year Ended December 31,	**2006**	2005	2004
Revenue by Segment:			
Tech	**48.6%**	46.2%	46.3%
FA	**26.6**	30.4	29.5
HLS	**21.3**	23.4	24.2
Government	**3.5**	—	—
Net service revenues	**100.0%**	100.0%	100.0%
Revenue by Time:			
Flex	**92.4%**	93.2%	93.7%
Search	**7.6**	6.8	6.3
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**34.7%**	32.4%	30.8%
Selling, general and administrative expenses	**27.4%**	26.5%	28.0%
Income before income taxes	**5.6%**	4.6%	1.7%
Net income	**3.5%**	2.8%	3.8%

The following table details net service revenues by service offering for each business segment and percentage changes from the prior year.

(In thousands)	**2006**	**Increase (Decrease)**	2005	Increase (Decrease)	2004
Tech					
Flex	**$430,731**	**22.1%**	$352,743	19.7%	$294,598
Search	**25,638**	**42.1%**	18,037	58.3%	11,397
Total Tech	**$456,369**	**23.1%**	$370,780	21.2%	$305,995
FA					
Flex	**$208,815**	**(1.4)%**	$211,873	25.1%	$169,411
Search	**40,688**	**27.8%**	31,834	22.2%	26,058
Total FA	**$249,503**	**2.4%**	$243,707	24.7%	$195,469
HLS					
Flex	**$195,162**	**6.8%**	$182,775	17.1%	$156,071
Search	**4,537**	**(9.3)%**	5,003	27.8%	3,916
Total HLS	**$199,699**	**6.3%**	$187,778	17.4%	$159,987
Government					
Flex	**$ 32,877**	**—**	$ —	—	$ —
Search	**—**	**—**	—	—	—
Total Government	**$ 32,877**	**—**	$ —	—	$ —
Total Flex	**$867,585**	**16.1%**	$747,391	20.5%	$620,080
Total Search	**70,863**	**29.1%**	54,874	32.6%	41,371
Total Revenue	**$938,448**	**17.0%**	$802,265	21.3%	$661,451

Kforce experienced revenue growth in all segments in 2006 as well as 2005. Tech revenue increased 23.1% in 2006 versus a 21.2% increase in 2005 from 2004. FA revenue increased 2.4% in 2006 building on a 24.7% increase in 2005. Our HLS business segment grew by 6.3% in 2006 compared to revenue growth of 17.4% in 2005. In 2006, because of the acquisitions of PCCI and Bradson, Kforce added a new Government business segment.

While quarterly comparisons are not fully discussed herein, certain quarterly revenue trends are referred to in discussing the annual comparisons. This 2006 quarterly information is presented only for this purpose.

(In thousands, except Billing Days)	2006 Quarter Ended			
	March 31	June 30	Sept. 30	Dec. 31
Billing Days	63	63	63	61
Flex Revenue				
Tech	$ 98,586	$107,246	$110,720	$114,179
FA	52,888	51,885	53,329	50,713
HLS	48,596	49,916	48,788	47,862
Government	5,442	7,680	6,375	13,380
Total Flex	$205,512	$216,727	$219,212	$226,134
Search Revenue				
Tech	$ 5,490	$ 6,249	$ 7,417	$ 6,482
FA	10,113	10,478	10,737	9,360
HLS	1,183	945	1,334	1,075
Government	—	—	—	—
Total Search	$ 16,786	$ 17,672	$ 19,488	$ 16,917
Total Revenue				
Tech	$104,076	$113,495	$118,137	$120,661
FA	63,001	62,363	64,066	60,073
HLS	49,779	50,861	50,122	48,937
Government	5,442	7,680	6,375	13,380
Total Revenue	$222,298	$234,399	$238,700	$243,051

Flexible Billings. The primary drivers of Flex are the number of hours billed, bill rate per hour and, to a limited degree, the amount of expenses incurred by Kforce that are billable to the client.

Changing market share and the acquisition of PCCI and Bradson offset by a decrease in FA hours billed, coupled with overall changes in opportunities as the result of continued economic recovery are the main factors in changes in the number of hours billed. The decrease in FA Flex revenue of 1.4% in 2006 from 2005 is due to Kforce's focus on exiting lower margin gross profit business and improving gross margins in the FA segment. As a result, FA Flex gross profit increased 9.8% and FA Flex gross profit percent increased 11.4%. Total hours billed increased 1.6% to 17.0 million hours in 2006 from 16.7 million hours in 2005. The increase of 12.8% in 2005 from 2004 was primarily a result of the economic recovery and the acquisition of Vista. Flex hours billed for the year, by segment, were as follows:

(In thousands)	2006	Increase (Decrease)	2005	Increase (Decrease)	2004
Tech	6,728	14.7%	5,865	13.1%	5,185
FA	6,088	(14.4)%	7,116	14.5%	6,214
HLS	3,799	1.4%	3,746	9.0%	3,435
Government	383	—	—	—	—
Total hours billed	16,998	1.6%	16,727	12.8%	14,834

Billable expenses increased 19.9% in 2006 to $18.4 million from $15.4 million in 2005 and increased 18.8% in 2005 from $12.9 million in 2004. The increase in 2006 was due to HLS and Tech segments' project work, and the increase in 2005 was due to increases in HLS segment project work. As the economic environment improves, clients' requests for consultants for longer assignments, which usually involve travel, typically increase. Changes in HLS billed expenses have corresponded with the overall changes in Flex billings for the segment. Flex billable expenses included in revenue for the year by segment were:

(In thousands)	**2006**	**Increase (Decrease)**	2005	Increase (Decrease)	2004
Tech	**$ 3,310**	**14.2%**	$ 2,897	(6.9)%	$ 3,112
FA	**656**	**(8.1)%**	714	(34.7)%	1,093
HLS	**14,439**	**22.9%**	11,745	34.6%	8,724
Government	**—**	**—**	—	—	—
Total billable expenses	**$18,405**	**19.9%**	$15,356	18.8%	$12,929

Search Fees. The increase or decrease in Search fees is primarily attributable to the increase or decrease in the number of placements. Total placements increased 17.3% to 5,382 in 2006 and increased 28.7% to 4,589 placements in 2005 from 3,567 in 2004. Tech and FA increased placements by 33.2% and 15.0%, respectively, while HLS decreased placements by 15.9% due to decreases in placements from Kforce's Nursing and Scientific units for the year ended December 31, 2006. HLS placements represented 7.0% of Kforce's total placements for the year ended December 31, 2006. Tech, HLS, and FA increased placements by 51.6%, 23.0%, and 20.9%, respectively, for the year ended December 31, 2005. An increase in the average placement fee of 10.1% in 2006 and 3.1% in 2005 also contributed to the results. We believe these results are primarily attributable to the improving economic conditions. Search activity historically increases after economic conditions have shown sustained improvement and is strongest during the peak of an economic cycle, although there can be no assurance that this historical trend will be followed in the current cycle. We believe that the acquisitions of PCCI and Bradson have only had a minimal impact on Search revenue for 2006.

Gross Profit. Gross profit on Flex billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontract costs) from net service revenues. Consistent with industry practices, gross profit dollars from search fees are equal to revenues, because there are generally no direct costs associated with such revenues. Gross profit increased 25.4% to $326.1 million in 2006 and increased 27.5% to $260.0 million in 2005 from $203.9 million in 2004. Gross profit as a percentage of net service revenues increased to 34.7% in 2006 compared to 32.4% in 2005 and 30.8% in 2004.

The change in gross profit is attributable to changes in volume evidenced by changes in hours billed for Flex and for the number of placements for Search combined with changes in the spread between bill rate and pay rate ("Flex Rate") for Flex or the bill rate ("Rate") for Search. The increase in gross profit for Flex from 2005 to 2006 was $50.1 million, of which $4.0 million resulted from an increase in volume and $46.1 million resulted from an increase in the Flex Rate. The increase in Search gross profit from 2005 to 2006 was $16.0 million, comprised of a $10.0 million increase in volume and a $6.0 million increase in Rate. The increase in gross profit for Flex from 2004 to 2005 was $42.6 million, of which $23.2 million resulted from an increase in volume and $19.4 million resulted from an increase in the Flex Rate. The increase in Search gross profit from 2004 to 2005 was $13.5 million, comprised of a $12.0 million increase in volume and a $1.5 million increase in Rate.

Changes in total gross profit percentage for the year by segment are as follows:

	2006	**Increase (Decrease)**	2005	Increase (Decrease)	2004
Tech	**31.7%**	**7.1%**	29.6%	7.3%	27.6%
FA	**43.4%**	**13.3%**	38.3%	2.2%	37.5%
HLS	**31.4%**	**3.6%**	30.3%	5.0%	28.8%
Government	**32.0%**	**—**	—	—	—
Total gross profit percentage	**34.7%**	**7.2%**	32.4%	5.1%	30.8%

Because Search revenue is accounted for as 100% gross profit, changes in the amount of search fees as a percent of total revenue can significantly impact the total gross profit percentage.

Flex gross profit percentage has been positively impacted by improvements in the Flex Rate in 2004, 2005, and 2006. We attribute this improvement to our continued focus on pricing, client mix, and business mix. Although we continue to see improvement, market pressures on pay rates as supply tightens impact the Flex gross profit percentage negatively. Additionally, payroll taxes, particularly unemployment taxes, which are highest in the first quarter of the year because employees have not yet earned sufficient wages to exceed the basis on which taxes are payable, have risen in recent years and may continue to rise and negatively impact Flex gross profit. In some cases, gross profit percentages for Flex were negatively impacted during 2004 by customer pressure to reduce bill rates and our inability to lower consultant pay rates in response to customer pressures. The reduction in gross profit percentage for the FA segment during 2004 was primarily the result of the inclusion of a larger mix of professional administrative positions contributed by the OnStaff group.

Below is a table detailing Flex gross profit percentage for the year by segment.

	2006	Increase (Decrease)	2005	Increase (Decrease)	2004
Tech	**27.7%**	**6.2%**	26.0%	4.9%	24.8%
FA	**32.3%**	**11.4%**	29.0%	4.1%	27.9%
HLS	**29.8%**	**5.0%**	28.4%	4.9%	27.0%
Government	**32.0%**	**—**	—	—	—
Total Flex gross profit percentage	**29.4%**	**7.2%**	27.4%	4.7%	26.2%

Selling, General and Administrative ("SG&A") Expenses. SG&A expenses were $257.2 million, $212.7 million, and $185.5 million in 2006, 2005 and 2004, respectively, increasing by 20.9% during 2006 and increasing 14.7% during 2005. SG&A expenses as a percentage of net service revenues increased to 27.4% in 2006 from 2005 and decreased to 26.5% in 2005 compared to 28.0% for 2004.

The increase in SG&A expense in 2006, as compared to 2005 and 2004, is primarily attributable to increases in compensation expense as discussed below.

Total commissions, compensation, payroll taxes, and benefits costs were $202.5 million, $164.7 million and $137.9 million representing 78.7%, 77.4% and 74.4% of total SG&A for the years ended December 31, 2006, 2005 and 2004, respectively. Increases in commissions and other incentive compensation are due to increases in gross profit and improved sales. Additional increases in compensation expense are due primarily to increases in headcount to support the increased volume of business, the increasing costs of payroll taxes, particularly unemployment taxes which have risen in recent years and compensation expense related to an alternative long-term incentive grant, restricted stock and stock options in 2006, 2005 and 2004, as discussed below. The guiding principles related to employee compensation include competitive compensation plans that clearly pay for performance and align with Kforce's objectives. Commissions and related payroll taxes and benefit costs are variable costs driven primarily by revenue and gross profit levels achieved by associates.

On February 22, 2006, Kforce granted to certain members of senior management an alternative long-term incentive totaling $1,744 (the "ALTI"). The terms of the ALTI grant state that the ALTI vests fully on January 1, 2008, and the total ALTI shall increase or decrease in value equal to the increase or decrease in the price of Kforce's common stock over the period from January 1, 2006 to January 1, 2008. In addition, if the average closing price of Kforce's common stock during the period of January 1, 2006 to December 31, 2006 had been below $6.70, the full amount of the ALTI would have been forfeited. During 2006, the average closing price of Kforce's common stock was not below $6.70. As a result, none of the ALTI was forfeited. Kforce has valued this grant using a Monte Carlo simulation at $1,882 as of December 31, 2006, and is amortizing this value over the vesting period of February 22, 2006 to January 1, 2008. Accordingly, for the twelve months ended December 31, 2006, Kforce recorded $867 of compensation expense related to the ALTI. Going forward, the fair value of the ALTI determined under the Monte Carlo simulation will be updated quarterly, and remaining amortization expense will be adjusted for changes in the value of the ALTI.

In January 2002, Kforce issued 223,800 shares of restricted stock to certain members of senior management and other employees in exchange for voluntarily reducing their 2002 salary and cash bonus potential. These shares vested over a five-year period with an acceleration clause if certain Kforce common stock price thresholds were met. During 2003 and 2002, $221,000 and $212,000, respectively, were charged to compensation expense for the straight-line amortization of vesting over the five-year period. On January 5, 2004, Kforce common stock closed at a price level that fully satisfied the acceleration clause for the 2002 shares and all of such restricted stock thereby vested. Because Kforce had been amortizing the value of such restricted stock on a straight-line basis over the five-year period, and the stock price threshold had not been met on or prior to December 31, 2003, Kforce was required to record the unamortized balance of $673,000 as compensation expense in the period when the stock price threshold was achieved, which was the first quarter of 2004.

On September 9, 2004, the Compensation Committee of the Board of Directors of Kforce accelerated the vesting period of stock options for all current employees that would otherwise have been unvested on January 1, 2005. The vesting period of options to purchase a total of 855,662 shares of Kforce's common stock was accelerated. These options are held by fifteen employees, including options to purchase an aggregate of 748,162 shares of Kforce's common stock held by six executive officers.

Kforce recorded $1,106,000 of compensation expense in 2005 related to severance of $882,000, option acceleration of $130,000, and restricted stock acceleration of $94,000 due to the departure of an executive officer. The remaining affected employees continued to provide services through their applicable original vesting dates; therefore, there was no additional expense as a result of the acceleration.

In addition to those activities undertaken to improve efficiencies, Kforce has attempted to manage its accounts receivable to minimize write-offs and has significantly improved its accounts receivable aging and collections processes during recent years. Though there can be no assurance that Kforce will be able to maintain low levels of write-offs in the future, Kforce's ability to sustain minimum write-offs and maintain days sales outstanding of accounts receivable at low levels has contributed to its continued low levels of SG&A as a percentage of revenue. Bad debt recovery was $1.7 million or 0.2% of revenue for the year ended December 31, 2006, and bad debt expense of $38,000 and $1.8 million or 0.0% and 0.3% of revenue for the years ended December 31, 2005 and 2004, respectively.

Kforce has substantially restructured both its field and back office operations over the past several years in an effort to manage SG&A expenses as a percentage of revenue. Some of the activities completed over the past three years as a result of restructuring include: (1) the roll-out of new front end software and related methodology in our field operations to ensure a consistent, disciplined process in our sales, recruiting and delivery activities; (2) the restructuring of compensation plans to more closely align with actual performance; and (3) the restructuring and consolidation of our technology infrastructure. As a result of increased efficiencies achieved by these actions, we believe the back office and other support service costs will increase at a lower rate than our revenues and profit in a growing environment. Additional systems initiatives are being undertaken in 2007 to further automate and integrate processing and support activities, which are expected to make them more efficient to scale, while also enhancing exceptional customer service capabilities. For example, we are developing new time-entry and billing systems that are expected to be implemented in mid 2007.

Depreciation and amortization. Depreciation and amortization were $11.6 million, $8.3 million and $5.2 million in 2006, 2005 and 2004, respectively, representing an increase of 39.5% and an increase of 58.6% during 2006 and 2005, respectively. Depreciation and amortization expense as a percentage of net service revenue increased to 1.2% in 2006 from 1.0% for 2005 and 0.8% for 2004. Decreases or increases by category of expense, for the year, are as follows:

	2006 Expense	**Percent Increase (Decrease)**	2005 Expense	Percent Increase (Decrease)	2004 Expense
(In thousands)					
Fixed asset depreciation	**$ 1,958**	**12.0%**	$1,749	(15.6)%	$2,073
Capital lease asset depreciation	**2,293**	**78.3**	1,286	466.5	227
Capital software amortization	**2,342**	**60.6**	1,459	94.8	749
Intangible asset amortization	**4,885**	**39.5**	3,502	90.7	1,836
Other amortization	**74**	**(74.4)**	287	(14.6)	336
Total depreciation and amortization	**$11,552**	**39.5%**	$8,283	58.6%	$5,221

The increase in expense in 2006 as compared to 2005 is primarily due to increased intangible asset amortization related to the PCCI and Bradson acquisitions in February and October of 2006, respectively, increased capital software amortization related to new front end software, and new capital leases for technology equipment. The increase in expense in 2005 as compared to 2004 is primarily due to increases in amounts of intangible assets amortized as intangible assets increased from the Hall Kinion and Vista acquisitions in June 2004 and February 2005, respectively, new capital leases for technology equipment, and increased capital software amortization related to new front end software. The purchases and implementation of the new time-entry and billing software mentioned above, will lead to increases in software amortization in future years. We believe the implementation of this software will enhance efficiency and productivity.

Other Expense. Other expense was $4.4 million in 2006, $1.8 million in 2005 and $1.7 million in 2004. Other expense consists primarily of interest on Kforce's credit facility. The interest expense changes are primarily driven by changes in Kforce's outstanding balance and changes in the one month LIBOR rate which is used as the base rate in the credit facility. The average LIBOR rates in 2006, 2005 and 2004 were 5.13%, 3.46% and 1.54%, respectively.

Income Before Income Taxes. The income before income taxes of $53.0 million in 2006, $37.2 million in 2005 and $11.5 million in 2004, is primarily the result of changes in net service revenues and gross margin and reduced SG&A and other expenses discussed above.

Income Taxes. The income tax provision for 2006 was $20.5 million, the income tax provision for 2005 was $14.8 million and the income tax benefit for 2004 was $13.5 million. The total tax provision recorded during the year ended December 31, 2006 was $20.5 million, after a $0.9 million benefit recorded as a result of the reversal of a deferred tax asset valuation allowance. This resulted from Kforce earning income before income taxes totaling $53.0 million, the reversal of the deferred tax asset valuation allowance discussed above and an effective tax rate before the reversal of the deferred tax asset valuation allowance of 40.2%. The 2005 income tax provision resulted from Kforce earning income before income taxes of $37.2 million and Kforce's effective tax rate of 39.9%. The 2004 income tax benefit is primarily attributable to the reversal of valuation allowances of $19.2 million, initially recorded in 2002 against all deferred tax assets, offset by current and deferred tax expense of $5.7 million.

Net Income. Net income was $32.5 million in 2006 compared to $22.3 million in 2005 and $25.0 million in 2004, resulting from the net effects of those items discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations through cash generated by operating activities and funds available from our revolving credit facilities. As highlighted in the Statements of Cash Flows, Kforce's liquidity and available capital resources are impacted by four key components: existing cash and equivalents, operating activities, investing activities and financing activities.

Cash and Equivalents

Cash and equivalents totaled $1.6 million at the end of 2006, a decrease of $35.5 million from the $37.1 million at year-end 2005. As further described below, during 2006, Kforce generated $51.9 million of cash from operating activities, used $144.1 million of cash in investing activities and generated $56.7 million in financing activities.

Operating Activities

During 2006, cash flow provided by operations was approximately $51.9 million, resulting primarily from net income, non-cash adjustments for depreciation and amortization and for deferred income taxes, partially offset by an increase in trade receivables.

At December 31, 2006, Kforce had $62.8 million in positive working capital in addition to its $1.6 million of cash and equivalents. Its current ratio (current assets divided by current liabilities) was 1.7 at the end of 2006 as compared to 2.5 at the end of 2005.

Investing Activities

During 2006, cash flow used in investing activities was approximately $144.1 million, resulting primarily from $136.7 million for the acquisitions of PCCI and Bradson, $6.4 million in capital expenditures (consisting primarily of computer software and furniture and fixtures) and investments in cash surrender value of Company-owned life insurance of $3.6 million, partially offset by cash proceeds received upon surrender of company owned life insurance of $2.6 million. Kforce expects cash and non-cash capital expenditures to increase slightly in 2007, primarily as the result of plans to develop and implement new customer contracts management, time-entry, billing and possibly other software. Anticipated cash and non-cash capital expenditures in 2007 are currently expected to be in the $10 million to $12 million range, and Kforce believes it has sufficient cash and borrowing capacity to fund these and such other capital expenditures necessary to operate the business.

Financing Activities

For the year 2006, cash flow provided by financing activities was approximately $56.7 million, resulting primarily from the proceeds of $10.4 million from the exercise of stock options, $4.1 million from the excess tax benefit attributable to stock options and restricted stock and $51.4 million in net borrowings on our bank line of credit, partially offset by the purchase of treasury shares of $5.4 million, payment of $0.5 million for loan financing costs and the repayment of $3.3 million of capital expenditure financing.

Kforce periodically issues restricted stock as part of compensation plans for certain members of corporate and field management. Details regarding these issuances can be found in Note 10 to the Financial Statements.

Credit Facility

Debt outstanding under the $140 million Second Amended and Restated Credit Facility with a syndicate of three banks (the "Credit Facility") was $86.4 million and $35.0 million at the end of 2006 and 2005, respectively.

On October 2, 2006, Kforce entered into a Second Amended and Restated Credit Agreement, with a syndicate led by Bank of America, N.A. (the "Credit Facility"). Under the Credit Facility, Kforce increased its indebtedness under its existing $100 million revolving credit facility. Kforce's maximum borrowings under the Credit Facility are now limited to $140 million, including a revolving loan tranche of up to $100 million (the "Revolving Loan Amount"), an additional revolving loan tranche (the "Additional Availability Amount") of up to $25 million, and a $15 million sub-limit for letters of credit. Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable, plus the lesser amount of $25 million or 20% of the net amount of eligible accounts receivable, minus certain minimum availability reserves. Outstanding borrowings under the Revolving Loan Amount bear interest at a rate of LIBOR plus 1.25% or Prime, and outstanding borrowings under the Additional Availability Amount bear interest at a rate of LIBOR plus 3% or Prime plus 1.25%. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to .125% of the amount of each letter of credit issued, plus 1.25% per annum of the total letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Kforce was required to pay a closing fee of $372,000 upon entering into the Credit Facility and is also required to pay an annual administrative fee of $62,500. Borrowings under the Credit Facility are secured by substantially all of the assets of Kforce. Under the Credit Facility, Kforce is required to meet certain minimum availability and fixed charge coverage ratio requirements and is prohibited from making any dividend distributions. The Additional Availability Amount is reduced by $1.25 million per month beginning November 2006, until the Additional Availability Amount is entirely eliminated, which will result in its elimination no later than June 2008. The Credit Facility expires on November 3, 2011.

In addition to the $86.4 million and $91.7 million outstanding, the amounts available under the Credit Facility as of December 31, 2006, and March 2, 2007 were $25.5 million and $24.6 million, respectively.

On June 23, 2005, our Board of Directors increased its authorization for open market repurchases of common stock by $20 million to $135 million. As of December 31, 2006 and March 2, 2007, we had repurchased approximately 20.8 million shares for $120.2 million under this plan. Therefore, approximately $14.8 million was available under the current board authorization as of December 31, 2006 and March 2, 2007. Additional stock repurchases could have a material impact on the cash flow requirements for the next twelve months.

Contractual Obligations and Commercial Commitments

Summarized below are Kforce's obligations and commitments to make future payments under lease agreements and debt obligations as of December 31, 2006:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 42,910	$10,021	$11,950	$ 6,624	$14,315
Capital leases	5,105	3,009	2,096	—	—
Credit facility	86,435	10,000	—	76,435	—
Deferred compensation plan liability	11,966	417	894	403	10,252
Other debt	838	838	—	—	—
SERP liability	42,943	—	—	—	42,943
Total	$190,197	$24,285	$14,940	$83,462	$67,510

Kforce has a non-qualified deferred compensation plan pursuant to which eligible highly compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other accrued liabilities and other long-term liabilities, are payable upon retirement or termination of employment. Amounts payable upon the retirement or termination of employment may become payable during the next five years if covered employees retire or terminate during that time.

The outstanding borrowings under the Revolving Loan currently bear interest at a rate of approximately 6.6% and outstanding borrowings under the Additional Availability Amount currently bear interest at a rate of approximately 8.35%. Given these rates and outstanding borrowings under the Revolving Loan of $66.4 million and outstanding borrowings under the Additional Availability Amount of $20 million, interest expense for the period of one year for the entire amount of the debt would be approximately $6.1 million.

Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit totaling $6.3 million outstanding for facility lease deposits, workers compensation and property insurance obligations.

Kforce has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

We believe that existing cash and cash equivalents, cash flow from operations, and borrowings under the Credit Facility will be adequate to meet the capital expenditure and the working capital requirements of current operations for at least the next twelve months. However, deterioration in the business environment and market conditions could negatively impact operating results and liquidity. There is no assurance that, if operations were to deteriorate and additional financing were to become necessary, we will be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which allow us to remain competitive. Our expectation that existing resources will fund capital expenditure and working capital requirements is a forward-looking statement that is subject to risks and uncertainties.

Actual results could differ from those indicated as a result of a number of factors, including the use of currently available resources for possible acquisitions and possible additional stock repurchases.

Acquisitions

Kforce made acquisitions in 2006, 2005 and 2004 which are discussed in Note 6 to the Financial Statements.

Bradson Corporation

On October 1, 2006, Kforce entered into and closed a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among Kforce, Bradson Corporation ("Bradson"), Kforce Government Holdings Inc., a Florida corporation and a wholly-owned subsidiary of Kforce ("KGH"), Ronald M. Bradley, individually and on behalf of the other shareholders; Barbara J. Lewis and David M. Halstead.

Bradson was a privately-held company based in Arlington, Virginia, and has been a prime contractor of Finance and Accounting professional services to the Federal government for over 20 years. Bradson's primary customers include the Department of Defense and the Department of Homeland Security.

Pursuant to the terms of the Stock Purchase Agreement, KGH acquired all of the outstanding capital stock of Bradson for a purchase price of $73 million (the "Purchase Price"), which was subject to Bradson delivering a minimum of $4 million in working capital at the time of closing. The cash consideration paid by KGH was comprised of Kforce's cash on hand and borrowings under Kforce's credit facility. On October 2, 2006, KGH placed into escrow $5 million of the total Purchase Price to secure Bradson's indemnification obligations, and to satisfy certain adjustments to the Purchase Price. KGH, Bradson, and the shareholders have made certain customary representations, warranties and covenants in the Stock Purchase Agreement. Kforce is a party to the Stock Purchase Agreement as a guarantor of the performance of all obligations of KGH, including all obligations to make the payments of the Purchase Price to the shareholders.

PCCI Holdings, Inc.

On January 31, 2006, Kforce acquired PCCI Holdings, Inc., pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among Kforce, Trevose Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Kforce ("Merger Sub"), PCCI Holdings, Inc., a Delaware corporation, H.I.G. Pinkerton, Inc., a Cayman company, in its capacity as Representative, William D. Pinkerton and Richard J. Quigley. Under the terms of the Merger Agreement, Kforce acquired all of the outstanding stock of PCCI for approximately $60,000 (the "Purchase Price) paid in cash at closing, subject to certain adjustments as provided for in the Merger Agreement. On the closing date, Kforce placed into escrow $6,000 of the total Purchase Price to secure PCCI's indemnification obligations, and to satisfy certain adjustments to the Purchase Price. During the quarter ended September 30, 2006, to satisfy adjustments to the purchase price, $371 of escrow was returned to Kforce, and $629 was released to PCCI from escrow, as provided for in the Merger Agreement discussed above. The remaining $5,000 of the escrow deposit is available to satisfy indemnification obligations of PCCI until the expiration of the escrow period on March 31, 2007, and has been included in other assets, net on the accompanying unaudited condensed consolidated balance sheet as of December 31, 2006.

PCCI was a privately-held company based in Trevose, Pennsylvania that, through its wholly-owned subsidiaries (primarily Pinkerton Computer Consultants, Inc.), produced revenue of approximately $95 million in technology staffing and the Federal government IT services sector during the 12 months ended January 31, 2006. Approximately 35% of that revenue was generated in the government sector. As a result of the above acquisition, Kforce expanded its presence in technology staffing in both the Federal government and commercial sectors. The results of PCCI's operations since the date of acquisition have been included in Kforce's consolidated financial statements.

VistaRMS, Inc.

On February 1, 2005, Kforce completed the acquisition of substantially all of the assets of VistaRMS, Inc. ("Vista"), a privately-held company based in Herndon, Virginia, in exchange for 2,348,337 shares of Kforce common stock. This transaction was accounted for using the purchase method. The results of Vista's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Vista had produced revenue of approximately $50 million in technology staffing over the 12 months prior to the acquisition.

As consideration for the purchase, Kforce issued 2,348,337 shares of Kforce stock of which 1,232,779 were held in escrow under the terms of the agreement. The Kforce stock was valued at a price of $11.57 per share, the average market price of the shares from the period 5 days before and after the date the agreement was signed and announced. At December 31, 2005, 1,584,336 shares were issued under the terms of the agreement, with a total addition to equity of approximately $18,324,000, and 450,000 shares remained in escrow. Kforce also incurred approximately $455,000 in transaction costs, which includes approximately $179,000 of transaction costs paid in 2004, and assumed net liabilities of approximately $663,000. On February 2, 2006, 225,000 of the 450,000 shares remaining in escrow were issued under the terms of the agreement resulting in an increase in goodwill of approximately $2,602,000. On August 1, 2006, the remaining shares in escrow were issued under the terms of the agreement resulting in an increase in goodwill of approximately $2,603,000.

Hall, Kinion and Associates Inc.

On June 7, 2004, Kforce acquired 100% of the outstanding common stock of Hall, Kinion and Associates Inc. ("Hall Kinion") and its subsidiaries in exchange for approximately 5.7 million shares of Kforce stock. This acquisition was accounted for using the purchase method. Hall Kinion's first quarter 2004 and full year 2003 revenues were $30.4 million and $156.9 million, respectively. The results of Hall Kinion's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Hall Kinion specialized in providing technology and finance and accounting related talent on a temporary and permanent basis to its customers primarily in the United States. The results of the technology and finance and accounting businesses (previously provided by Hall Kinion's "OnStaff" group) are included in Kforce's Technology and Finance and Accounting business segments, respectively.

As a result of this acquisition, Kforce expanded its market presence by adding 18 offices, not including 25 offices that have been consolidated with existing Kforce offices. The acquisition also expanded Kforce's service offerings in technology and finance and accounting in certain market segments. We believe the integration of the operations of Hall Kinion into Kforce is substantially complete and has had a positive effect on revenues, net income and earnings per share beginning in the third quarter of 2004. We have not compiled separate results for the former Hall Kinion operations because these operations have been integrated into Kforce and it is not feasible to track their results.

Details of the terms of the acquisition are included in a Registration Statement on Form S-4 that we filed on December 24, 2003, and amended on February 9, 2004, April 13, 2004, May 3, 2004 and May 5, 2004.

Income Tax Audits

We are also periodically subject to state and other local income tax audits for various tax years. During 2006, a Kforce Inc. income tax audit for the state of Texas was concluded with no material adverse assessments. During 2006, Kforce Government Solutions, Inc. (formerly Pinkerton Computer Consultants, Inc), a wholly-owned subsidiary of Kforce, had ongoing audits being conducted by the states of New Jersey and New York. As of March 2, 2007, no final determination has been made in these audits. We do not believe the resolution of any of these audits will have a material adverse impact on our operations or financial condition. During 2006, Kforce Government Solutions, Inc. also had an ongoing audit being conducted by the IRS related to its December 31, 2004 Federal income tax return. On January 31, 2007, this audit was settled with no changes to the previously filed 2004 tax return.

Registration Statement on Form S-3

On May 24, 2002, Kforce filed a Registration Statement on Form S-3 that allows the issuance of up to $250 million of common stock and other equity and financial instruments for the financing of various corporate activities to potentially include funding for acquisitions and other business expansion opportunities, as well as compensation arrangements. Such filings are referred to as "Shelf Registrations." No issuance of securities has been made under this registration statement as of December 31, 2004. The Shelf Registration was not used for the shares issued in connection with the Hall Kinion or Vista acquisitions because Shelf Registrations on Form S-3 are not available for the registration of securities issued in business combination transactions. There is no assurance that the existence of the Shelf Registration will assist Kforce in registering its securities in connection with future efforts to raise capital or for other purposes.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

During January 2006, we acquired PCCI Holdings, Inc. During October 2006, we acquired Bradson Corporation. As permitted by Securities and Exchange Commission guidance, the scope of our Section 404 evaluation for the year ended December 31, 2006 does not include the internal controls over financial reporting of the Government segment of the acquired operations of PCCI Holdings, Inc. or Bradson Corporation. The Government segment of PCCI Holdings, Inc. and Bradson Corporation are included in our consolidated financial statements from the date of acquisition. The Government segment of PCCI Holdings, Inc. and Bradson Corporation represented approximately $9.1 million and $5.8 million of total assets and net assets, respectively, as of December 31, 2006 and approximately $32.9 million and $1.2 million of revenues and net income, respectively, for the year then ended. From the acquisition date to December 31, 2006, the processes and systems of the acquired operations were discrete and did not significantly impact internal controls over financial reporting for our other consolidated subsidiaries.

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Kforce management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on our assessment we believe that, as of December 31, 2006, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our assessment of Kforce's internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, Florida

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Kforce Inc. and subsidiaries ("Kforce") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of the Government segment of the acquired operations of PCCI Holdings, Inc. ("PCCI") and Bradson Corporation ("Bradson"), which were acquired on January 31, 2006 and October 1, 2006, respectively, and whose financial statements constitute approximately $9.1 million and $5.8 million of total assets and net assets, respectively, as of December 31, 2006 and approximately $32.9 million and $1.2 million of revenues and net income, respectively, for the year then ended. Accordingly, our audit did not include the internal control over financial reporting of the Government segment of the acquired operations of PCCI and Bradson. Kforce's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Kforce's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Kforce maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Kforce maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of Kforce and our report dated March 2, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, Florida

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries ("Kforce") as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Kforce's management. Our responsibility is to express an opinion on the financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kforce Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kforce's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of Kforce's internal control over financial reporting and an unqualified opinion on the effectiveness of Kforce's internal control over financial reporting.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 2, 2007

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,589	$ 37,104
Trade receivables, net of allowance for doubtful accounts and fallouts of $2,715 and $5,099, respectively	134,453	99,354
Income tax refund receivable	1,067	72
Current deferred tax asset, net	8,892	15,793
Prepaid expenses and other current assets	4,453	3,236
Total current assets	150,454	155,559
Fixed assets, net	12,610	10,148
Non-current deferred tax asset, net	—	4,451
Other assets, net	32,993	20,248
Intangible assets, net	24,259	9,336
Goodwill	222,302	125,004
Total assets	$ 442,618	$ 324,746
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	$ 24,169	$ 19,808
Accrued payroll costs	46,455	39,332
Bank overdrafts	631	146
Credit facility—current portion	10,000	—
Other current debt	3,375	2,885
Income taxes payable	1,399	849
Total current liabilities	86,029	63,020
Long-term debt—credit facility	76,435	35,000
Long-term debt—other	2,084	3,167
Non-current deferred tax liability, net	1,004	—
Other long-term liabilities	15,141	12,857
Total liabilities	180,693	114,044
Commitments and contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par; 250,000 shares authorized, 60,383 and 57,895 issued, respectively	604	579
Additional paid-in capital	300,485	278,486
Unamortized stock-based compensation	—	(1,094)
Retained earnings	72,213	39,694
Less reacquired shares at cost; 19,451 and 19,238 shares, respectively	(111,377)	(106,963)
Total stockholders' equity	261,925	210,702
Total liabilities and stockholders' equity	$ 442,618	$ 324,746

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years Ended December 31,	2006	2005	2004
Net service revenues	$938,448	$802,265	$661,451
Direct costs of services	612,349	542,276	457,567
Gross profit	326,099	259,989	203,884
Selling, general and administrative expenses	257,187	212,724	185,488
Depreciation and amortization	11,552	8,283	5,221
Income from operations	57,360	38,982	13,175
Other expense (income):			
Interest income	(174)	(199)	(98)
Interest expense	4,628	2,055	1,827
Other (income) expense, net	(100)	(40)	(28)
Income before income taxes	53,006	37,166	11,474
Provision (benefit) for income taxes	20,487	14,845	(13,537)
Net income	32,519	22,321	25,011
Other comprehensive (loss) income:			
Cash flow hedges, net of taxes	—	(37)	188
Comprehensive income	$ 32,519	$ 22,284	$ 25,199
Earnings per share—Basic	$0.81	$0.58	$0.73
Weighted average shares outstanding—Basic	40,189	38,527	34,125
Earnings per share—Diluted	$0.77	$0.55	$0.69
Weighted average shares outstanding—Diluted	42,012	40,616	36,091

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	2006	2005	2004
Common stock—shares:			
Shares at beginning of period	57,895	55,891	48,903
Exercise of stock options	1,740	420	849
Stock issued for business acquired	450	1,584	5,742
Issuance of restricted stock	298	—	397
Shares at end of period	60,383	57,895	55,891
Common stock—par value:			
Balance at beginning of period	$ 579	$ 559	$ 489
Exercise of stock options	17	4	9
Stock issued for business acquired	5	16	57
Issuance of restricted stock	3	—	4
Balance at end of period	$ 604	$ 579	$ 559
Additional paid-in capital:			
Balance at beginning of period	$ 278,486	$ 257,315	$ 197,660
Exercise of stock options	10,401	2,266	4,506
Tax benefit from exercises of stock options and restricted stock	5,700	341	611
Reclassification of unamortized stock-based compensation to additional paid-in capital	(1,094)	—	—
Stock-based compensation	1,160	—	—
Employee stock purchase plan	638	256	68
Stock issued for business acquired	5,197	18,308	51,331
Issuance of restricted stock	(3)	—	3,139
Balance at end of period	$ 300,485	$278,486	$257,315
Unamortized stock-based compensation:			
Balance at beginning of period	$ (1,094)	$ (2,759)	$ (863)
Issuance of restricted stock, net	—	—	(3,143)
Amortization of stock-based compensation	—	1,665	1,247
Reclassification of unamortized stock-based compensation to additional paid-in capital	1,094	—	—
Balance at end of period	$ —	$ (1,094)	$ (2,759)
Accumulated other comprehensive income (loss):			
Balance at beginning of period	—	$ 37	$ (151)
Change in fair value of cash flow hedges, net of taxes	—	(37)	188
Amortization of hedged interest	—	—	—
Balance at end of period	$ —	$ —	$ 37
Retained earnings (accumulated deficit):			
Balance at beginning of period	$ 39,694	$ 17,373	$ (7,638)
Net income	32,519	22,321	25,011
Balance at end of period	$ 72,213	$ 39,694	$ 17,373
Treasury stock—shares:			
Shares at beginning of period	19,238	18,614	18,350
Deferred compensation plan transactions	—	—	—
Employee stock purchase plan	(172)	(127)	(121)
Repurchase of common stock	385	751	385
Shares at end of period	19,451	19,238	18,614
Treasury stock—cost:			
Balance at beginning of period	$(106,963)	$(101,756)	$ (98,092)
Deferred compensation plan transactions	—	—	—
Employee stock purchase plan	959	705	646
Repurchase of common stock	(5,373)	(5,912)	(4,310)
Balance at end of period	$(111,377)	$(106,963)	$(101,756)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands) Years Ended December 31,	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 32,519	$ 22,321	$ 25,011
Adjustments to reconcile net income to cash provided by operating activities:			
Deferred income tax provision (benefit), net	18,603	14,945	(12,789)
Depreciation and amortization	11,552	8,283	5,221
Excess tax benefit attributable to stock options and restricted stock	(4,058)	—	—
(Recovery of) provision for bad debts on accounts receivable	(1,721)	38	1,846
Gain on cash surrender value of Company-owned life insurance policies	(521)	(83)	(95)
Amortization of stock-based compensation	1,160	1,795	1,247
Amortization of alternative long-term incentive expense	867	—	—
Deferred compensation expense	859	533	404
Loss (gain) on asset sales/disposals	24	(38)	224
Supplemental Executive Retirement Plan expense	4	—	—
Loss on asset impairment	—	—	498
(Increase) decrease in operating assets:			
Trade and notes receivables, net	(10,207)	1,422	(13,090)
Prepaid expenses and other current assets	53	1,037	(458)
Income tax refund receivable	2,140	533	(338)
Other assets, net	111	(124)	(314)
Increase (decrease) in operating liabilities:			
Accounts payable and other accrued liabilities	(1,768)	(3,865)	(807)
Accrued payroll costs	2,125	6,861	4,745
Bank overdrafts	486	(1,204)	(2,040)
Income taxes payable	(1,009)	(41)	203
Other liabilities	729	(970)	(1,970)
Cash provided by operating activities	51,948	51,443	7,498
Cash flows from investing activities:			
Acquisitions, net of cash received	(136,732)	(2,903)	(28,012)
Capital expenditures	(6,433)	(5,304)	(3,646)
Investments in cash surrender value of Company-owned life insurance	(3,643)	(2,295)	(1,118)
Cash proceeds received upon surrender of Company-owned life insurance	2,603	—	—
Release of restricted cash	—	964	—
Cash proceeds from sale of assets	63	13	42
Cash used in investing activities	(144,142)	(9,525)	(32,734)
Cash flows from financing activities:			
Proceeds from bank line of credit	443,615	157,835	241,688
Payments on bank line of credit	(392,180)	(156,935)	(229,588)
Payment of loan financing costs	(529)	(250)	—
Payment of capital expenditure financing	(3,330)	(2,055)	(421)
Proceeds from exercise of stock options	10,418	2,140	4,515
Excess tax benefit attributable to stock options and restricted stock	4,058	—	—
Repurchases of common stock	(5,373)	(5,912)	(4,310)
Cash provided by (used in) financing activities	56,679	(5,177)	11,884
Change in cash and cash equivalents	(35,515)	36,741	(13,352)
Cash and cash equivalents at beginning of year	37,104	363	13,715
Cash and cash equivalents at end of year	$ 1,589	$ 37,104	$ 363

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Kforce Inc. and subsidiaries ("Kforce") is a provider of professional staffing services in 74 locations in 43 markets in the United States. Kforce provides its customers staffing services in the following specialties: Technology, Finance and Accounting, Health and Life Sciences and Government. Kforce provides flexible staffing services on both a temporary and contract basis and provides search services on both a contingency and retained basis. Kforce serves *Fortune* 1000 companies, Federal and state governments, as well as local and regional, small to mid-size companies.

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. References in this document to "Kforce," "the Company," "we," "our" or "us" refer to Kforce or its subsidiaries, except where the context otherwise requires. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Kforce classifies all highly liquid investments with an initial maturity of three months or less as cash equivalents.

Allowance for Doubtful Accounts and Fallouts

Kforce has established a reserve for expected credit losses and fallouts on trade receivables based on past experience and estimates of potential future write offs. Kforce performs ongoing analyses of factors including recent write off and delinquency trends, changes in economic conditions, a specific analysis of material receivable balances that are past due, and concentration of accounts receivable among clients in establishing this reserve. The allowance as a percentage of gross accounts receivable was 2.0% as of December 31, 2006 and 4.9% as of December 31, 2005. No single client has a receivable balance greater than 3.2% of the total accounts receivable and the top ten clients represent approximately 17.9% of the total accounts receivable balance.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases, which range from three to fifteen years.

Income Taxes

Kforce accounts for income taxes under the principles of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." SFAS 109 requires the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. SFAS 109 requires that unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a *valuation allowance* must be recorded against that asset. The tax benefits of deductions attributable to the employees' disqualifying dispositions of shares obtained from incentive stock options, exercises of non-qualified options, and vesting of restricted stock are reflected as increases in additional paid-in capital.

Fair Value of Financial Instruments

Kforce, using available market information and appropriate valuation methodologies, has determined the estimated fair value of financial instruments. However, considerable judgment is required in interpreting data to develop the estimates of fair value. The fair values of Kforce's financial instruments are estimated based on current market rates and instruments with the same risk and maturities. The fair value of long-term debt approximates its carrying value due to the variable interest rate applicable to the debt.

Goodwill and Intangible Assets

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," Kforce does not amortize goodwill but performs an annual review to ensure that no impairment of goodwill exists. On December 31, 2006, Kforce completed a valuation of its four reporting units which consist of Finance and Accounting, Technology, Health and Life Sciences, and Government. The results of that valuation indicated that the fair value of each of Kforce's reporting units exceeded the carrying values of those reporting units. Therefore, Kforce concluded that there was no impairment of goodwill. In some of Kforce's acquisitions, a portion of the purchase price has been allocated to non-compete agreements, customer lists, contractual relationships, customer contracts and trademarks with a known useful life. These assets have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets. Kforce also has allocated a portion of the purchase price of Hall, Kinion and Associates, Inc. ("Hall Kinion") to the OnStaff trade name, and a portion of the purchase price of PCCI Holdings, Inc. ("PCCI") to certain PCCI trademarks. The trade name and certain trademarks have been determined to have an indefinite life and are not being amortized.

Impairment of Long-Lived Assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Kforce periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. Impairment losses, if any, are recorded in the period identified. Significant judgment is required to determine whether or not impairment has occurred. The determination is made by evaluating expected future undiscounted cash flows or the anticipated recoverability of costs incurred and, if necessary, determining the amount of the loss, if any, by evaluating the fair value of the assets.

Capitalized Software

Kforce purchases, and in certain cases develops, and implements new computer software to enhance the performance of its accounting and operating systems. Kforce accounts for direct internal and external costs subsequent to the preliminary stage of the projects under the principles of AICPA Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software development costs are being capitalized and classified as other assets and amortized over the estimated useful life of the software using the straight-line method. Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage of each project are capitalized and classified as capitalized software. Kforce capitalized development stage implementation costs of $2,331, $3,134 and $976 during the years ended 2006, 2005, and 2004, respectively.

Deferred Loan Costs

Costs incurred to secure Kforce's Credit Facility were capitalized and are being amortized over the terms of the related agreements using the straight-line method.

Commissions

Associates make placements and earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar year basis commission plan. The amount of commissions paid as a percentage of revenue or gross profit increases as volume increases. Kforce accrues commissions for actual revenue or gross profit at a percentage equal to the percent of total expected commissions payable to total revenue and gross profit for the year.

Stock-Based Compensation

As of January 1, 2006, Kforce accounts for stock-based compensation under the provisions of SFAS 123R, "Share-Based Payment" ("SFAS 123R"). This statement requires Kforce to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Prior to January 1, 2006, Kforce accounted for stock-based compensation under the intrinsic-value-based method prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and disclosed the additional compensation expense that would have been recorded if the fair value based accounting had been used for options granted to employees and non-employees under the provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

The table below illustrates the effects on Kforce's 2005 and 2004 net income and earnings per share had compensation cost for Kforce's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS 123.

Included in the pro forma amounts below for 2004 is an expense related to options to purchase 856 shares of common stock for which vesting was accelerated in September 2004. As a result of recognizing this expense during the period in which they were accelerated, no future expense related to these options will be incurred. These options were originally scheduled to vest during 2005 and 2006.

	Pro Forma	
Years Ended December 31,	**2005**	2004
Net income:		
As reported (a)	**$22,321**	$25,011
Compensation expense (benefit) per SFAS 123, net of related tax benefits	**(4,359)**	(2,709)
Pro forma net income	**$17,962**	$22,302
Earnings per share:		
Basic:		
As reported	**$0.58**	$0.73
Pro forma	**$0.47**	$0.65
Diluted:		
As reported	**$0.55**	$0.69
Pro forma	**$0.45**	$0.62

(a) Included in the calculation of net income is expense related to the amortization of Kforce's restricted stock plan. Restricted stock amortization is treated the same under SFAS 123 and APB 25 and therefore, has no impact on the pro forma net income.

For purposes of determining the compensation expense per SFAS 123 in the pro forma disclosure above, the fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable periods: dividend yield of 0.0%, risk-free interest rates of 3.9% for options granted, a weighted average expected option term of 4.7 years, and a volatility factor of 50%. The weighted average expected option term and volatility were based on the historical average term of options and the historical volatility of Kforce stock.

Self-Insurance

Kforce offers employee benefit programs, including workers compensation and health insurance, to eligible employees, for which Kforce is self-insured for a portion of the cost. Kforce retains liability up to $250 for each workers compensation claim and up to $250 annually for each health insurance participant. Self-insurance costs are accrued using estimates to approximate the liability for reported claims and claims incurred but not reported.

Revenue Recognition

Net service revenues consist of search fees and flexible billings inclusive of billable expenses, net of credits, discounts, rebates and fallouts.

Kforce recognizes flexible billings based on hours worked by assigned personnel. Search fees are recognized upon placement, net of an allowance for "fallouts." Fallouts are search placements that do not complete the contingency period. Contingency periods are typically ninety days or less.

Revenues received as reimbursements of billable expenses are reported gross within revenue in accordance with Emerging Issues Task Force, Issue 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of unrealized gains and losses from changes in the fair value of certain derivative instruments that qualify for hedge accounting under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Accounting for Derivatives

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It also requires that all derivatives and hedging activities be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Gains or losses resulting from the changes in fair value of derivatives are recognized in net income (loss) or recorded in other comprehensive income (loss), and recognized in the statement of operations when the hedged item affects earnings, depending upon the purpose of the derivatives and whether they qualify for hedge accounting treatment. Kforce's policy is to designate at a derivative's inception the specific assets, liabilities, or future commitments being hedged and monitor the derivative to determine if it remains an effective hedge. Kforce does not enter into or hold derivatives for trading or speculative purposes. The fair value of Kforce's interest rate swap agreements is based on dealer quotes. In the unlikely event that the counterparty fails to perform under the contract, Kforce bears the credit risk that payments due to Kforce, if applicable, may not be collected.

Business Combinations

Kforce accounts for acquisitions of businesses in accordance with the requirements of SFAS 141, "Business Combinations" ("SFAS 141"). Pursuant to SFAS 141, Kforce utilizes the purchase method in accounting for acquisitions whereby the total purchase price is first allocated to the assets acquired and liabilities assumed, and any remaining purchase price is allocated to goodwill. Kforce recognizes intangible assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. Valuation of intangible assets acquired requires that we use significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements. Additionally, estimates for purchase price allocations may change as subsequent information becomes available.

Earnings Per Share

Under SFAS 128, "Earnings Per Share," basic earnings (loss) per share is computed as earnings divided by weighted average shares outstanding. Diluted earnings (loss) per share include the dilutive effects of stock options and other potentially dilutive securities such as non-vested stock grants and shares held in escrow related to the purchase of VistaRMS, Inc. (Note 6).

Options to purchase 1,201, 2,549 and 2,381 shares of common stock were not included in the computations of diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, respectively, because these options were anti-dilutive. The dilutive effect of options to purchase 3,163, 3,639 and 4,081 shares of common stock and 7, 305 and 318 shares of restricted stock are included in the computation of diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, respectively.

Recently Issued Accounting Pronouncements

SFAS 153, "Exchange of non-monetary assets," amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on Kforce's consolidated financial statements.

In December of 2004, the Financial Accounting Standards Board ("FASB") issued a revised version of SFAS 123, "Share-Based Payment" ("SFAS 123R"). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services, but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period in which the employee is required to provide service in exchange for the award, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. This statement was effective for Kforce as of January 1, 2006. Kforce adopted SFAS 123R using the modified prospective method, and the adoption of this standard did not have a material impact on Kforce's consolidated financial statements as all of Kforce's outstanding stock options as of December 31, 2005 were fully vested.

In May of 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion 20, "Accounting Changes," and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." This statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This statement also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Previously, APB Opinion 20 required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material impact on Kforce's consolidated financial statements.

In June of 2006, FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under this interpretation, the evaluation of a tax position is a two-step process. First, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is measuring the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, whereby the enterprise determines the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizes that benefit in its financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management has completed an initial evaluation of the effect of adopting FIN 48 on January 1, 2007, and determined the adoption of FIN 48 is not expected to have a material impact on Kforce's consolidated financial position or results of operations.

In September of 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Kforce is currently evaluating the impact of this standard on its financial condition, results of operations and cash flows.

In December of 2006, FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). This statement requires Kforce to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires Kforce to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Under this statement, Kforce will continue to apply the Provisions of SFAS 87, "Employers' Accounting for Pensions" ("SFAS 87"), and SFAS 88, "Employers' Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88", in measuring plan assets and benefit obligations and in determining net periodic pension costs. Employers with publicly traded equity securities, such as Kforce, are required to initially recognize the funded status of a defined benefit postretirement plan and provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The adoption of SFAS 158 did not have a material impact on Kforce's consolidated financial statements for the year ended December 31, 2006 due to the fact that Kforce's Supplement Executive Retirement Plan was adopted on the last day of the year. However, the adoption of SFAS 158 may materially impact Kforce's consolidated financial statements in future years to the extent that Kforce has an overfunded or underfunded pension liability.

2. FIXED ASSETS

Major classifications of fixed assets and related asset lives are summarized as follows:

December 31,	Useful Life	**2006**	2005
Land		**$ 1,310**	$ 1,310
Furniture and equipment	5-7 years	**7,558**	5,434
Computer equipment	3-5 years	**2,241**	1,433
Leasehold improvements	3-15 years	**5,268**	4,267
Capital leases	3 years	**8,268**	5,837
		24,645	18,281
Less accumulated depreciation and amortization		**12,035**	8,133
		$12,610	$10,148

Kforce purchased fixed assets totaling $3,552 and $1,058, and invested in assets under capital leases of $2,736 and $3,589, during 2006 and 2005. Depreciation and amortization expense during 2006, 2005 and 2004 was $4,251, $3,035 and $2,300, respectively. Kforce recognized losses on the sale or disposal of assets of $24 for 2006, gains on the sale or disposal of assets of $38 in 2005 and losses on the sale or disposal of assets of $224 for the year ended 2004.

Land consists of a parcel of property adjacent to the site of the corporate headquarters building.

3. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Years Ended December 31,	**2006**	2005	2004
Current:			
Federal	**$ 1,565**	$ (223)	$ 265
State	**319**	123	(1,013)
Deferred	**19,486**	14,945	6,461
Decrease in valuation allowance	**(883)**	—	(19,250)
	$20,487	$14,845	$(13,537)

The provision (benefit) for income taxes shown above varied from the statutory Federal income tax rates for those periods as follows:

Years Ended December 31,	2006	2005	2004
Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal tax effect	**4.6**	4.6	(2.4)
Non-deductible compensation	**—**	—	10.6
Non-deductible meals and entertainment	**0.7**	0.1	2.6
Alternative Minimum Tax	**—**	(0.6)	2.3
Other	**—**	0.8	1.7
Deferred tax asset valuation allowance	**(1.6)**	—	(167.8)
Effective tax rate	**38.7%**	39.9%	(118.0)%

Deferred income tax assets and liabilities are comprised of the following:

December 31,	2006	2005
Deferred taxes, current:		
Assets:		
Allowance for doubtful accounts	**$ 1,134**	$ 2,144
Accrued liabilities	**3,377**	2,539
Federal net operating loss carryforward	**2,063**	10,628
State net operating loss carryforward	**1,845**	1,656
Other assets	**1,162**	305
	9,581	17,272
Liabilities:		
Prepaid expenses	**(689)**	(595)
Current deferred tax asset, net of current deferred tax liabilities	**8,892**	16,677
Valuation allowance	**—**	(884)
Net current deferred tax asset	**8,892**	15,793
Deferred taxes, non-current:		
Assets:		
Deferred compensation	**4,701**	3,742
Federal net operating loss carryforward	**3,403**	5,449
State net operating loss carryforward	**—**	671
Other	**279**	873
	8,383	10,735
Liabilities:		
Depreciation of fixed assets	**(2,853)**	(2,802)
Amortization of goodwill and intangible assets	**(6,059)**	(3,000)
	(8,912)	(5,802)
Non-current deferred tax (liability) asset, net of non-current deferred tax assets	**(529)**	4,933
Valuation allowance	**(475)**	(482)
Net non-current deferred tax (liability) asset	**(1,004)**	4,451
Net deferred tax asset	**$ 7,888**	$20,244

At December 31, 2006, Kforce had Federal net operating loss carryforwards ("NOLs") of approximately $15,837 related to the recording of Hall Kinion Federal NOLs, which expire in varying amounts through 2024. Further, Kforce has approximately $33,414 of state tax NOLs at December 31, 2006, which will be carried forward to be offset against future state taxable income. The state tax NOLs expire in varying amounts through 2022.

Kforce incurred NOLs for both Federal and state income tax purposes in 2004, 2002 and 2001. For accounting purposes, the estimated tax effects of such NOLs, plus other timing differences, result in current and non-current deferred tax assets. However, a determination must be made that it is "more likely than not" that the NOLs will be utilized for tax purposes, or valuation allowances must be established to offset such assets. At December 31, 2002, a "more likely than not" conclusion could not be reached, and the deferred tax assets were fully reserved. Kforce had net income during 2003, and portions of the deferred tax assets were recognized by reducing such assets and the related valuation allowances by $2,200, instead of providing any 2003 income tax expense other than certain state tax expense for which corresponding state tax carryforwards were not available. In 2004, Kforce recognized a tax benefit of $13,537, which consisted of the reversal of the valuation allowance totaling $19,250, net of current and deferred tax expense of $5,713. During 2006, Kforce recognized a tax benefit totaling $883 related to the reversal of a valuation allowance based upon Kforce receiving IRS approval of a tax method change. Kforce continues to carry a $475 valuation allowance at December 31, 2006, offsetting certain deferred tax assets acquired from Hall Kinion for which a "more likely than not" conclusion for tax purposes could not be reached. Therefore, if this portion of the valuation allowance is reversed at a future date, the related tax benefit will be recorded as an offset to goodwill previously recognized in conjunction with this acquisition. Also in 2004, Kforce reversed $21,841 of valuation allowances related to deferred tax assets recorded in conjunction with the Hall Kinion acquisition. The reversal of these valuation allowances has been recorded as an offset to Goodwill recognized in this acquisition.

Kforce is periodically subject to U.S. Internal Revenue Service audits for various tax years. Kforce is also periodically subject to state and other local income tax audits for various tax years. At December 31, 2006, Kforce Government Solutions, Inc. (formerly known as PCCI), a wholly-owned subsidiary of Kforce, had ongoing audits being conducted by the states of New Jersey and New York. As of March 2, 2007, no final determination has been made in these audits. During 2006, Kforce Government Solutions, Inc. also had an ongoing audit being conducted by the IRS related to its December 31, 2004 Federal income tax return. On January 31, 2007, this audit was settled with no changes to the previously filed 2004 tax return. During 2006, a Kforce Inc. income tax audit for the state of Texas was concluded with no material adverse assessments.

4. OTHER ASSETS

December 31,	2006	2005
Cash surrender value of life insurance policies (Note 9)	**$12,393**	$10,831
Capitalized software, net of amortization	**8,431**	7,592
Prepaid rent—headquarters, net of amortization	**963**	1,073
Deferred merger and acquisition costs	**—**	198
Deferred loan costs, net of amortization	**697**	242
Escrow deposits	**10,000**	—
Other non-current assets	**509**	312
	$32,993	$20,248

Cash surrender value of life insurance policies relates to policies maintained by Kforce that could be used to fund obligations under the Deferred Compensation Plan (Note 9).

Kforce purchased capitalized software for $854 and $2,911 during 2006 and 2005, respectively. Accumulated amortization on capitalized software was $6,788 and $4,508 as of December 31, 2006 and 2005, respectively. In addition, Kforce capitalized costs related to software developed for internal use totaling $2,331 and $3,134 in 2006 and 2005, respectively. During the year ended December 31, 2006, Kforce capitalized $240 of interest costs incurred in conjunction with software development. Amortization expense on capitalized software during 2006, 2005 and 2004 was $2,342, $1,459 and $749, respectively.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Kforce periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. During the year ended December 31, 2004, it was determined that time entry software purchased but not implemented by Kforce could not be customized to meet Kforce's requirements. Based on this determination Kforce recognized an impairment loss of $498 which included $305 in capital software costs and $193 of maintenance costs. For the years ended December 31, 2006 and 2005, it was determined that there were no impairments. The impairment losses are recorded as a component of selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

As part of the agreement with the landlord of Kforce's corporate headquarters, Kforce was required to prepay lease costs relating to building upgrades above a base amount. This amount is being amortized over the 15 year term of the lease.

Deferred merger and acquisition costs of $198 were capitalized in connection with Kforce's agreement to acquire PCCI as of December 31, 2005 (Note 6). The cost deferred and capitalized as of December 31, 2005 was recorded as part of the purchase price of PCCI.

Deferred loan costs consist of amounts capitalized in conjunction with Kforce's Seventh Amendment to the Amended and Restated Credit Agreement dated as of November 7, 2005 and Kforce's Second Amended and Restated Credit Agreement dated as of October 2, 2006. Accumulated amortization on deferred loan costs was $82 and $8 as of December 31, 2006 and 2005, respectively. Amortization expense on deferred loan costs was $74, $287 and $336 in 2006, 2005 and 2004, respectively.

Escrow deposits above consist of amounts remaining in escrow related to the purchase of PCCI and Bradson Corporation ("Bradson") (Note 6).

5. GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," Kforce completed annual tests for goodwill impairment as required and found no impairment existed at December 31, 2006, 2005 or 2004.

Kforce utilizes two primary methods in its annual assessment of goodwill, a discounted cash flow method and a market approach (the guideline public company method), and considers the results of each to value its reporting units. The discounted cash flow method is an income approach whereby the value of the reporting unit is determined by discounting each reporting unit's cash flow at an appropriate discount rate. In the most recent assessment of goodwill, Kforce utilized weighted average costs of capital ranging from 13.1 to 15.9 percent, costs of equity ranging from 13.9 to 16.2 percent, and an after tax cost of debt of 3.9 percent in order to value each of its reporting units under the discounted cash flow method. The guideline public company method is an approach that applies pricing multiples derived from comparable publicly traded guideline companies to the respective reporting unit to determine its value. In the most recent assessment of goodwill, Kforce utilized invested capital/revenue multiples ranging from .40 to 1.50, and invested capital/EBITDA multiples ranging from 4.00 to 10.00 in order to value each of its reporting units under the guideline public company method.

In accordance with SFAS 141, "Business Combinations," Kforce assigned $3,180 to customer relationships, $894 to government contracts, $180 to trademarks with known useful lives, $3,220 to trademarks with indefinite lives, $105 to knowledge bases and $34 related to non-compete agreements in the acquisition of PCCI (Note 6). Kforce has also preliminarily assigned $11,960 to customer relationship and contracts, $182 to non-compete agreements, and $54 to employment agreements related to the acquisition of Bradson (Note 6). In 2005, Kforce assigned $2,800 to customer list intangible assets and $200 related to non-compete agreements in the acquisition of Vista (Note 6). In 2004, Kforce assigned $10,000 to customer list intangible assets and $870 related to the OnStaff trade name in the acquisition of Hall Kinion (Note 6). The remaining value of intangible assets relates to customer lists and non-compete agreements acquired during 2001 are fully amortized. Kforce utilized an income approach to value the above intangible assets that involved discounting the expected cash flows resulting from the utilization of the assets to their present value using the appropriate discount rate. In the above valuations, Kforce utilized weighted average costs of capital ranging from 13.4 to 15.2 percent, capital costs of working capital of 3.9 to 4.0 percent, capital costs of other tangible assets of 3.8 to 9.0 percent and capital costs of various intangible assets of 13.4 to 16.0 percent. Accumulated amortization on intangible assets from acquisitions was $11,096 and $6,211 as of December 31, 2006 and 2005, respectively. Amortization expense on intangible assets from acquisitions for 2006, 2005 and 2004 was $4,885, $3,502 and $1,836, respectively. For existing intangible assets from acquisitions, amortization expense for 2007, 2008, 2009, 2010 and 2011 will be $5,603, $3,901, $2,063, $1,665 and $1,257, respectively.

The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the years ended December 31, 2004 through 2006:

	Technology	Finance and Accounting	Health and Life Sciences	Government	Total
Balance as of December 31, 2003	$ 36,690	$ 12,579	$ 12,529	$ —	$ 61,798
Goodwill acquired during the year—Hall Kinion	39,302	7,253	—	—	46,555
Balance as of December 31, 2004	75,992	19,832	12,529	—	108,353
Goodwill acquired during the year—Vista	16,442	—	—	—	16,442
Adjustment to Hall Kinion Goodwill (discussed in Note 6)	177	32	—	—	209
Balance as of December 31, 2005	92,611	19,864	12,529	—	125,004
Goodwill acquired during the year—PCCI	**32,814**	—	—	**7,408**	**40,222**
Goodwill acquired during the year—Bradson	—	—	—	**51,908**	**51,908**
Adjustment to Vista Goodwill (discussed in Note 6)	**5,205**	—	—	—	**5,205**
Adjustment to Hall Kinion Goodwill (discussed in Note 6)	**(32)**	**(5)**	—	—	**(37)**
Balance as of December 31, 2006	**$130,598**	**$19,859**	**$12,529**	**$59,316**	**$222,302**

6. ACQUISITIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Acquisition of PCCI Holdings, Inc.

On January 31, 2006, Kforce acquired PCCI Holdings, Inc., pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among Kforce, Trevose Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Kforce ("Merger Sub"), PCCI Holdings, Inc., a Delaware corporation, H.I.G. Pinkerton, Inc., a Cayman company, in its capacity as Representative, William D. Pinkerton and Richard J. Quigley. Under the terms of the Merger Agreement, Kforce acquired all of the outstanding stock of PCCI for approximately $60,000 (the "Purchase Price") paid in cash at closing, subject to certain adjustments as provided for in the Merger Agreement. On the closing date, Kforce placed into escrow $6,000 of the total Purchase Price to secure PCCI's indemnification obligations, and to satisfy certain adjustments to the Purchase Price. During the quarter ended September 30, 2006, to satisfy adjustments to the purchase price, $371 of escrow was returned to Kforce, and $629 was released to PCCI from escrow, as provided for in the Merger Agreement discussed above. The remaining $5,000 of the escrow deposit is available to satisfy indemnification obligations of PCCI until the expiration of the escrow period on March 31, 2007, and has been included in other assets, net on the accompanying unaudited condensed consolidated balance sheet as of December 31, 2006.

PCCI was a privately held company based in Trevose, Pennsylvania that, through its wholly-owned subsidiaries (primarily Pinkerton Computer Consultants, Inc.), produced revenue of approximately $95 million in technology staffing and the Federal government IT services sector during the 12 months ended January 31, 2006. Approximately 35% of that revenue was generated in the government sector. As a result of the above acquisition, Kforce expanded its presence in technology staffing in both the Federal government and commercial sectors. The results of PCCI's operations since the date of acquisition have been included in Kforce's consolidated financial statements for the fiscal year ending December 31, 2006.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Goodwill	$40,222
Acquisition intangibles	4,393
Trademarks	3,220
Net assets acquired	11,311
Total purchase price	$59,146

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$18,424
Other assets	1,521
Income taxes receivable	3,135
Total assets acquired	23,080
Current liabilities	10,755
Income taxes payable	842
Deferred tax liability	172
Total liabilities assumed	11,769
Net assets acquired	$11,311

Based on an analysis completed in accordance with SFAS 141, $3,220 of the excess purchase price has been allocated to trademarks that are not being amortized, $2,230 of the excess purchase price has been allocated to government contractual relationships and is being amortized over a useful life of 5 years, $950 of the excess purchase price has been allocated to commercial contractual relationships and is being amortized over a useful life of 4 years, $894 of the excess purchase price has been allocated to contracts with a weighted useful lives ranging from one month to five years, $180 of the excess purchase price has been allocated to trademarks with a definitive useful life being amortized over 18 months, $105 of the excess purchase price has been allocated to knowledge bases that are being amortized over 12 months and $34 of the excess purchase price has been allocated to non-compete agreements that are being amortized over a useful life of 3 years.

The $40,222 of remaining excess purchase price has been assigned to goodwill. $32,814 of goodwill has been allocated to the Technology reporting unit and $7,408 of goodwill has been allocated to the Government reporting unit. This goodwill is not deductible for tax purposes.

Acquisition of Bradson Corporation

On October 1, 2006, Kforce entered into and closed a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among Kforce, Bradson Corporation ("Bradson"), Kforce Government Holdings Inc., a Florida corporation and a wholly-owned subsidiary of Kforce ("KGH"), Ronald M. Bradley, individually and on behalf of the other shareholders, Barbara J. Lewis and David M. Halstead.

Bradson was a privately held company based in Arlington, Virginia, and has been a prime contractor of Finance and Accounting professional services to the Federal government for over 20 years. Bradson's primary customers include the Department of Defense and the Department of Homeland Security.

Pursuant to the terms of the Stock Purchase Agreement, KGH acquired all of the outstanding capital stock of Bradson for a purchase price of $73,000 (the "Purchase Price"), which was subject to Bradson delivering a minimum of $4,000 in working capital at the time of closing. The cash consideration paid by KGH was comprised of Kforce's cash on hand and borrowings under Kforce's credit facility. On October 2, 2006, KGH placed into escrow $5,000 of the total Purchase Price to secure Bradson's indemnification obligations, and to satisfy certain adjustments to the Purchase Price. KGH, Bradson, and the shareholders have made certain customary representations, warranties and covenants in the Stock Purchase Agreement. Kforce is a party to the Stock Purchase Agreement as a guarantor of the performance of all obligations of KGH, including all obligations to make the payments of the Purchase Price to the shareholders. The results of Bradson's operations since the date of acquisition have been included in Kforce's consolidated financial statements for the fiscal year ended December 31, 2006.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Goodwill	$51,908
Acquisition intangibles	12,196
Net assets acquired	4,190
Total purchase price	$68,294

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 907
Accounts receivable	4,745
Furniture and equipment	174
Other assets	389
Total assets acquired	6,215
Current liabilities	1,936
Long-term liabilities	18
Accrued taxes	71
Total liabilities assumed	2,025
Net assets acquired	$4,190

Preliminarily, $11,960 of the excess purchase price has been allocated to customer relationships and contracts that are being amortized over a weighted average useful life of 10 years, $182 of the excess purchase price has been allocated to non-compete agreements that are being amortized over a weighted average useful life of 5 years, and $54 of the excess purchase price has been allocated to an employment agreement with a useful life of 2 years.

The $51,908 of remaining excess purchase price has been assigned to goodwill. This goodwill has been allocated to the Government reporting unit. This goodwill is deductible for tax purposes. The final allocation of purchase price to the acquired assets and liabilities has not been completed, as Kforce has not completed the valuation of intangible assets acquired.

FOR THE YEAR ENDED DECEMBER 31, 2005

VistaRMS, Inc.

On February 1, 2005, Kforce completed the acquisition of substantially all of the assets of VistaRMS, Inc. ("Vista"), a privately-held company based in Herndon, Virginia, in exchange for 2,348 shares of Kforce common stock. This transaction was accounted for using the purchase method. The results of Vista's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Vista had produced revenue of approximately $50,000 in technology staffing over the 12 months prior to the acquisition.

As consideration for the purchase, Kforce issued 2,348 shares of Kforce stock of which 1,233 were held in escrow under the terms of the agreement. The Kforce stock was valued at a price of $11.57 per share, the average market price of the shares from the period 5 days before and after the date the agreement was signed and announced. At December 31, 2005, 1,584 shares were issued under the terms of the agreement, with a total addition to equity of $18,324, and 450 shares remained in escrow. Kforce also incurred $458 in transaction costs, which includes $179 of transaction costs paid in 2004, and assumed net liabilities of $663. On February 2, 2006, 225 of the 450 shares remaining in escrow were issued under the terms of the agreement resulting in a $2,602 increase in goodwill. On August 1, 2006, the remaining shares in escrow were issued under the terms of the agreement resulting in a $2,603 increase in goodwill.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Equity issued	$23,526
Transaction costs	458
Total purchase price	$23,984
Goodwill	$21,647
Customer lists	2,800
Non-compete agreements	200
Net liabilities acquired	(663)
Total purchase price	$23,984

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$10,031
Other assets	75
Total assets acquired	10,106
Current liabilities	5,347
Debt	2,467
Long-term liabilities	2,955
Total liabilities assumed	10,769
Net liabilities assumed	$ 663

Included in current and long-term liabilities above are a net deferred tax liability of $1.2 million and a Federal tax liability of $2.3 million that were acquired in conjunction with the acquisition.

Based on an analysis completed in accordance with SFAS 141, $2,800 of the excess purchase price has been allocated to customer lists and contracts that are being amortized over a weighted average useful life of 4 years; and $200 of the excess purchase price has been allocated to non-compete agreements that are being amortized over a weighted average useful life of 5 years.

The $21,647 of remaining excess purchase price has been assigned to goodwill. This goodwill has been allocated to the Technology reporting unit. This goodwill is not deductible for tax purposes.

FOR THE YEAR ENDED DECEMBER 31, 2004
Hall, Kinion & Associates Inc.

On June 7, 2004, Kforce acquired 100% of the outstanding common stock of Hall, Kinion and Associates Inc. and its subsidiaries ("Hall Kinion"). This transaction was accounted for using the purchase method. The results of Hall Kinion's operations since the date of acquisition have been included in Kforce's consolidated financial statements. Hall Kinion specialized in providing technology and finance and accounting related talent on a temporary and permanent basis to its customers primarily in the United States. As a result of this acquisition, Kforce expanded its market presence by adding 18 offices, not including those offices already combined with existing Kforce offices. The acquisition also expanded Kforce's service offerings in technology and finance and accounting in certain market segments.

As consideration for the purchase of the common stock, Kforce issued 5,742 shares of Kforce stock at a price of $8.95 a share, the market price of the shares on the date of issuance, with a total addition to equity of $51,388. Kforce also incurred $13,899 in transaction costs, which includes approximately $1,459 of transaction costs paid in 2003. Additionally, Kforce assumed net assets of $10,152 and bought out potential future earnouts related to OnStaff for $2,500. Kforce recorded an adjustment to the assets acquired of $209 in 2005 due to changes to the net deferred tax assets realized in 2005 increasing goodwill by $209. Kforce recorded an adjustment to the assets acquired of $37 in 2006 due to changes to the net deferred tax assets realized in 2006 decreasing goodwill by $37.

The following table summarizes the total purchase price, net assets acquired and intangible assets recorded in conjunction with the acquisition:

Equity issued	$51,388
Transaction costs	13,900
Future earnouts—OnStaff	2,500
Total purchase price	$67,788
Goodwill	$46,727
Customer lists	10,000
Trade name	870
Net assets acquired	10,191
Total purchase price	$67,788

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 2,827
Other current assets	19,895
Furniture and equipment	586
Other assets	21,695
Total assets acquired	45,003
Current liabilities	14,233
Long-term debt	10,638
Other long-term liabilities	9,941
Total liabilities assumed	34,812
Net assets acquired	$10,191

Included in other current assets and other assets above is a net deferred tax asset of $23,266 that was acquired in conjunction with the acquisition.

Based on an analysis completed in accordance with SFAS 141, "Business Combinations" ("SFAS 141"), $10,000 of the excess purchase price was allocated to acquired intangible assets and is included in intangible assets, net in the accompanying consolidated balance sheet. Such value is assigned to customer lists and contracts that are amortized over a weighted average useful life of 4 years. An additional $870 was assigned to the OnStaff trade name, which is also included in intangible assets, net, in the accompanying consolidated balance sheet. This asset has been determined to have an indefinite life and is not being amortized.

The $46,727 of remaining excess purchase price was assigned to goodwill. This goodwill has been allocated to the Technology and Finance and Accounting reporting units. This goodwill is not deductible for tax purposes.

The following unaudited pro forma consolidated financial information for Kforce gives effect to the acquisitions of Bradson, PCCI and Vista as if they had occurred on January 1, 2005. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	2006	2005
Revenues	$968,642	$923,108
Net income	$ 38,212	$ 33,063
Basic income per share	$0.95	$0.85
Diluted income per share	$0.91	$0.81
Basic shares outstanding	40,189	38,762
Diluted shares outstanding	42,012	40,850

7. CREDIT FACILITY

On October 2, 2006, Kforce entered into a Second Amended and Restated Credit Agreement, with a syndicate led by Bank of America, N.A. (the "Credit Facility"). Under the Credit Facility, Kforce increased its indebtedness under its existing $100,000 revolving credit facility. Kforce's maximum borrowings under the Credit Facility are now limited to $140,000, including a revolving loan tranche of up to $100,000 (the "Revolving Loan Amount"), an additional revolving loan tranche (the "Additional Availability Amount") of up to $25,000, and a $15,000 sub-limit for letters of credit. Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable, plus the lesser amount of $25,000 or 20% of the net amount of eligible accounts receivable, minus certain minimum availability reserves. Outstanding borrowings under the Revolving Loan Amount bear interest at a rate of LIBOR plus 1.25% or Prime, and outstanding borrowings under the Additional Availability Amount bear interest at a rate of LIBOR plus 3% or Prime plus 1.25%. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to .125% of the amount of each letter of credit issued, plus 1.25% per annum of the total letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to 0.25% of the average unused balance on a monthly basis. Kforce was required to pay a closing fee of $372 upon entering into the Credit Facility, incurred legal fees of $157 related to entering the Credit Facility and is also required to pay an annual administrative fee of $62.5. Borrowings under the Credit Facility are secured by substantially all of the assets of Kforce. Under the Credit Facility, Kforce is required to meet certain minimum availability and fixed charge coverage ratio requirements and is prohibited from making any dividend distributions. The Additional Availability Amount is reduced by $1,250 per month beginning November 2006, until the Additional Availability Amount is entirely eliminated, which will result in its elimination no later than June 2008. The balance outstanding under the Additional Availability Amount as of December 31, 2006 was $20,000. $10,000 of this balance is classified as a current liability in the accompanying consolidated balance sheet as Kforce transferred $10,000 of the balance outstanding under the Additional Availability Amount to the Revolving Loan Amount on January 2, 2007.

On June 23, 2005, our Board of Directors increased its authorization for open market repurchases of common stock by $20,000 to $135,000. At December 31, 2006, we had repurchased 20,753 shares for $120,230 under this plan. 385 shares have been repurchased during 2006 for $5,373. Therefore, $14,770 was available under the current board authorization as of December 31, 2006. Additional stock repurchases could have a material impact on the cash flow requirements for the next twelve months.

Borrowings under the Credit Facility were $86,435 and $35,000 as of December 31, 2006 and 2005, respectively.

8. OTHER LONG-TERM LIABILITIES

December 31,	2006	2005
Deferred compensation plan liability (Note 9)	$11,230	$8,902
Accrued rent	2,454	2,783
Accrued alternative long-term incentive liability	867	–
Corporate income tax payable–Federal non-current	586	1,172
Supplemental executive retirement plan liability (Note 9)	4	–
	$15,141	$12,857

Kforce has a non-qualified deferred compensation plan pursuant to which eligible Kforce management and highly compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other long-term liabilities, are payable upon retirement or termination of employment (Note 9).

On December 31, 2006, Kforce implemented a Supplemental Executive Retirement Plan (the "SERP") for certain named executive officers. The costs for SERP are calculated based on actuarial calculations using the key assumptions discussed in Note 9.

On February 22, 2006, Kforce granted to certain members of senior management an alternative long-term incentive totaling $1,744 (the "ALTI"). The terms of the ALTI grant state that the ALTI vests fully on January 1, 2008, and the total ALTI shall increase or decrease in value equal to the increase or decrease in the price of Kforce's common stock over the period from January 1, 2006 to January 1, 2008. In addition, if the average closing price of Kforce's common stock during the period of January 1, 2006 to December 31, 2006, had been below $6.70, the full amount of the ALTI would have been forfeited. During 2006, the average closing price of Kforce's common stock was not below $6.70. As a result, none of the ALTI was forfeited. Kforce has valued this grant using a Monte Carlo simulation at $1,882 as of December 31, 2006, and is amortizing this value over the vesting period of February 22, 2006 to January 1, 2008. The Monte Carlo simulation was computed using a risk free interest rate of 5.01% and a volatility factor of 42.78%. Accordingly, for the year ended December 31, 2006, Kforce recorded $867 of compensation expense related to the ALTI. Going forward, the fair value of the ALTI determined under the Monte Carlo simulation will be updated quarterly, and remaining amortization expense will be adjusted for changes in the value of the ALTI.

Kforce has accrued the net present value of rent for the minimum required lease payments on vacant properties and the net rent payable after sublease payments on sublet properties, at interest rates of 4% to 9%. In addition to the non-current amounts of $252 and $919 for 2006 and 2005 included above, respectively, net lease payments scheduled within the next 12 months of $848 and $1,016 for 2006 and 2005, respectively, have been included in accounts payable and other current liabilities.

Future minimum lease payments and receipts for accelerated leases and subleases under non-cancelable operating leases are summarized as follows:

	2007	2008
Lease payments	$1,723	$721
Sublease receivables	875	425
Net leases payable	$ 848	$296

Expenses of $0, $64 and $684 were recognized during 2006, 2005 and 2004, respectively, to record accrued rent related to vacated or subleased properties. The straight-lining of escalating rent payments relates primarily to Kforce's corporate headquarters facility lease (Note 12). These expenses are included in SG&A.

9. EMPLOYEE BENEFIT PLANS

401(k) Savings Plans

Kforce has a qualified defined contribution 401(k) plan (the "Kforce 401(k) Plan") covering substantially all employees. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. Kforce has accrued a match of $764 for the plan year ended December 31, 2006. A match of $813 was made in 2006 for the plan year ended December 31, 2005. A match of $643 was made in 2005 for the plan year ended December 31, 2004. A match of $475 was made in 2004 for the plan year ended December 31, 2003. Assets of the Kforce 401(k) Plan are held in trust for the sole benefit of employees.

At December 31, 2006, 2005, and 2004, the Kforce 401(k) Plan held 555, 660, and 862 shares, respectively, of Kforce's stock, representing approximately 1.36%, 1.71% and 2.31%, respectively, of Kforce's outstanding shares.

Kforce has an additional qualified defined contribution 401(k) Plan covering employees of Bradson Corporation (the "Bradson 401(k) Plan"), which was acquired by Kforce on October 1, 2006. Kforce has accrued a match of $158 for the plan year ended December 31, 2006. Assets of the Bradson 401(k) Plan are held in trust for the sole benefit of employees.

Employee Stock Purchase Plan

Kforce has an Employee Stock Purchase Plan which allows all employees to purchase stock at a 5% discount from the market price of Kforce's common stock at the end of the three month purchase period and without commissions on the purchases. Employees are eligible to participate in the plan as of the next plan enrollment date following their date of hire. During 2006, 2005, and 2004, respectively, Kforce issued 172, 128, and 121 shares of common stock, at an average purchase price of $9.30, $7.57 and $6.18 per share, pursuant to the plan. These shares were transferred to the plan from Kforce's treasury stock. Of the 172 shares issued in 2006, Kforce issued 104 of the shares at an average price of $7.21, 22 shares at an average price of $12.11, 19 shares at an average price of $14.71 and 27 shares at an average price of $11.33. Of the 128 shares issued in 2005, Kforce issued 55 of the shares at an average price of $7.96 and 73 shares at an average price of $7.19. Of the 121 shares issued in 2004, Kforce issued 69 of the shares at an average price of $4.34 and 52 shares at an average price of $8.02. In January 2007, Kforce issued 26 shares at an average price of $11.56, related to employee contributions made during the last three months of 2006.

Deferred Compensation Plan

Kforce has a nonqualified deferred compensation plan pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer part of their compensation to later years. These amounts are classified as accounts payable and other accrued liabilities if due to be paid within the next year or as other long-term liabilities if due to be paid out after the next year or upon retirement or termination of employment. At December 31, 2006 and 2005, amounts included in accounts payable and other accrued liabilities related to the deferred compensation plan totaled $428 and $1,246, respectively. Amounts included in other long-term liabilities related to the deferred compensation plan totaled $11,230 and $8,902 as of December 31, 2006 and 2005, respectively. Kforce has insured the lives of the participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. The cash surrender value of these Kforce-owned life insurance policies, $12,393 and $10,831 at December 31, 2006 and 2005, respectively, are classified as other assets (Note 4). Compensation expense of $256, $700, and $731 was recognized for the plan for the years ended December 31, 2006, 2005, and 2004, respectively. Kforce has accrued a discretionary matching contribution of $309, which represents 10 percent of contributions, for the plan year ended December 31, 2006. A match of $139 was made by Kforce in 2006 for the plan year ended December 31, 2005. A match of $161 was made by Kforce in 2005 for the plan year ended December 31, 2004. Kforce has reclassified premiums paid for Company-owned life insurance from operating activities to investing activities in the accompanying consolidated statements of cash flows for the years ended December 31, 2004 and 2005, to conform to the current year presentation.

Supplemental Executive Retirement Plan

Effective December 31, 2006, Kforce implemented a Supplemental Executive Retirement Plan (the "SERP") for the benefit of certain named executive officers. The primary goals of the SERP are to provide a salary continuation plan at retirement, create an additional wealth accumulation opportunity, and restore lost qualified pension benefits due to government limitations. The SERP is a nonqualified benefit plan, and does not include elective deferrals of covered executive officers' salaries. The SERP is funded entirely by Kforce, and benefits are taxable to the executive officer upon receipt and deductible for Kforce when paid. Benefits payable under the SERP are targeted at 45% of the covered executive officer's average salary and target bonus from the three years where the executive earned the highest salary and target bonus during the last ten years of employment. Benefits under the SERP are normally paid for the life of the covered executive officer, but may be commuted to a lump sum or to 5, 10 or 15 years, as elected by the covered executive officer. Interest continues to be credited on the unpaid account balance, if the covered executive officer does not commute the benefits. Normal retirement age under the SERP is defined as age 65; however, early retirement with a lump sum payment at 62, or sooner based on a minimum of 10 years of service, is permitted with no discounts on the age 65 benefit amount. Early retirement under the SERP is defined as age 55 with at least 10 years of service. SERP benefits vest based upon a graded vesting schedule.

SERP Obligation

The SERP obligation as of the beginning and end of the year and the pension expense recorded by Kforce for the SERP for the year ended December 31, 2006 are as follows:

Benefit obligation at beginning of year	$—
Service cost	4
Plan amendment	—
Actuarial (gain)/loss	—
Benefits paid	—
Benefit obligation at end of year	$4

None of the above benefit obligation was funded as of December 31, 2006.

Assumptions

Weighted average assumptions used to determine net periodic benefit cost for years ended December 31, 2006 are as follows:

Discount rate	5.75%
Expected long-term rate of return on plan assets	— (a)
Average assumed rate of compensation increase	2.00%

(a) Due to the SERP being unfunded at December 31, 2006, Kforce has not determined the expected long-term rate of return on plan assets. Once funded, Kforce will determine the long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and current market conditions.

The discount rate used to determine benefit obligations is based on the interest rate for long-term high-quality corporate bonds using yields for maturities that are in line with the duration of our pension liabilities. The discount rate will be adjusted annually in order to reflect the current level of interest rates at the measurement date.

Contributions

Kforce was not required to fund the plan during the year ended December 31, 2006. Kforce anticipates making contributions in 2007 of approximately $1.7 million.

Estimated Future Benefit Payments

Benefit payments by the SERP, which reflect expected future service as appropriate, are expected to be paid as follows:

	Pension Benefits
2007	$ —
2008	—
2009	—
2010	—
2011	—
2012–2016	2,312
Thereafter	40,631

10. STOCK INCENTIVE PLANS

In 1994, Kforce established the Employee Incentive Stock Option Plan that allows the issuance of Incentive Stock Options. The Employee Incentive Stock Option Plan was subsequently amended in 1996 to allow for the issuance of Nonqualified Stock Options, Stock Appreciation Rights and Restricted Stock. The number of shares of common stock that may be issued under the plan was increased from 6,000 at inception to 12,000 in 2001. The Employee Incentive Stock Option Plan expired in March of 2005.

During 1995, Kforce established the Non-Employee Director Stock Option Plan, which authorized the issuance to non-employee directors of options to purchase common stock. The maximum number of shares of common stock that can be issued under this plan is 400. The Non-Employee Director Stock Option Plan expired in October of 2005.

On June 20, 2006, at the annual meeting of the shareholders of Kforce, the shareholders approved the Stock Incentive Plan. The Stock Incentive Plan was previously adopted by the board of directors on April 28, 2006, subject to the approval of the shareholders of Kforce. The aggregate number of shares of common stock that may be subject to awards under the Stock Incentive Plan, subject to adjustment upon a change in capitalization, is 3,000. The Stock Incentive Plan terminates on April 28, 2016. Vesting of equity instruments issued under the Stock Incentive Plan is determined on a grant by grant basis.

A summary of Kforce's stock option and restricted stock activity for the years ended December 31, 2004 through December 31, 2006 is as follows:

	Employee Incentive Stock Option Plan	Non-Employee Director Stock Option Plan	Stock Incentive Plan	Total	Weighted Average Exercise Price Per Share	Weighted Average Fair Value of Options Granted	Total Intrinsic Value of Options Exercised
Outstanding as of December 31, 2003	6,169	319	—	6,488	$ 8.05		
Granted	1,605	—	—	1,605	8.19	$ 4.78	
Exercised	(1,246)	—	—	(1,246)	4.94		$ 6,647
Forfeited	(67)	—	—	(67)	9.90		
Outstanding as of December 31, 2004	6,461	319	—	6,780	8.63		
Granted	390	—	—	390	11.00	4.93	
Exercised	(420)	—	—	(420)	5.10		2,282
Forfeited	(257)	—	—	(257)	10.97		
Outstanding as of December 31, 2005	6,174	319	—	6,493	8.85		
Granted	—	—	60	60	12.20	8.06	
Exercised	(1,862)	(176)	—	(2,038)	5.11		18,234
Forfeited	(143)	—	—	(143)	11.42		
Outstanding as of December 31, 2006	**4,169**	**143**	**60**	**4,372**	**10.55**		
Expected to vest at December 31, 2006	**—**	**—**	**60**	**60**			
Exercisable at December 31, 2006	**4,169**	**143**	**—**	**4,312**	**10.53**		

On September 9, 2004, the Compensation Committee of the Board of Directors of Kforce accelerated stock options for all current employees that would otherwise have been unvested on January 1, 2005. Options to purchase a total of 856 shares of Kforce's common stock were accelerated. These options were held by fifteen employees, including options to purchase an aggregate of 748 shares of Kforce's common stock held by six Executive Officers.

The valuation of options granted during 2006 was based upon a Lattice model utilizing the following assumptions: dividend yield of 0.0%, risk-free rates of 4.9% to 5.0% for options granted, weighted average expected option terms ranging from 3.0 to 6.9 years, and volatility factors ranging from 71% to 74%. The dividend yield is based upon Kforce not historically paying dividends on its common stock and the risk free rate is based upon treasury strips with similar terms. Weighted average exercise terms are based upon historical exercise behavior for Kforce options and volatility factors used are based upon historical volatility of Kforce stock.

Options expire at the end of ten years from the date of grant. Kforce issues new shares upon exercise of options.

The following table summarizes information about employee and director stock options:

Range of Exercise Prices	Options Outstanding: Number Outstanding at December 31, 2006 (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Total Intrinsic Value
$ 0.000–$ 3.150	21	3.8	$ 2.41	$ 207
$ 3.151–$ 6.300	790	4.9	4.92	5,729
$ 6.301–$ 9.450	1,343	4.2	8.07	5,508
$ 9.451–$12.600	966	7.7	11.05	1,097
$12.601–$15.750	962	2.9	14.34	—
$15.751–$18.900	2	0.9	18.06	—
$18.901–$22.050	1	0.8	20.63	—
$22.051–$25.200	209	1.1	22.38	—
$25.201–$28.350	78	1.3	27.81	—
	4,372	4.6	10.55	$12,541

Range of Exercise Prices	Options Exercisable: Number Exercisable at December 31, 2006 (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Total Intrinsic Value
$ 0.000–$ 3.150	21	3.8	$ 2.41	$ 207
$ 3.151–$ 6.300	790	4.9	4.92	5,729
$ 6.301–$ 9.450	1,343	4.2	8.07	5,508
$ 9.451–$12.600	906	7.7	10.97	1,084
$12.601–$15.750	962	2.9	14.34	—
$15.751–$18.900	2	0.9	18.06	—
$18.901–$22.050	1	0.8	20.63	—
$22.051–$25.200	209	1.1	22.38	—
$25.201–$28.350	78	1.3	27.81	—
	4,312	4.6	10.53	$12,528

As of December 31, 2006, the total compensation cost related to nonvested options not yet recognized was $363. The weighted average period over which this cost is expected to be recognized is 2.3 years.

The following restricted stock grants are included in the Employee Incentive Stock Option Plan in the above table detailing grants, exercises and forfeitures.

In 2001, Kforce granted approximately 194 shares of stock that was restricted as to sale, to certain members of management not including the Chief Executive Officer, in lieu of a cash bonus.

In January 2002, Kforce issued 223 shares of restricted stock to certain members of senior management and other employees in exchange for voluntarily reducing their 2002 salary and cash bonus potential. These shares vested over a five-year period with an acceleration clause if certain Kforce common stock price thresholds were met. During 2003 and 2002, $221 and $212, respectively, was charged to compensation expense for the straight-line amortization of vesting over the five-year period. On January 5, 2004, Kforce common stock closed at a price level that fully satisfied the acceleration clause for the 2002 shares and all of such restricted stock thereby vested. Because Kforce had been amortizing the value of such restricted stock on a straight-line basis over the five-year period, and the stock price threshold had not been met on or prior to December 31, 2003, Kforce was required to record the unamortized balance of $673 as compensation expense in the period when the stock price threshold was achieved, which was the first quarter of 2004.

In February 2003, Kforce granted 192 shares of restricted stock to certain members of senior management as a component of compensation. The shares, which were originally scheduled to vest in February of 2005, were accelerated by Kforce on November 30, 2004. During 2003 and 2004, Kforce recognized $136 and $163, respectively, of compensation expense for the straight-line amortization of the vesting over two years. Kforce recognized an additional $27 of expense in 2004 due to the acceleration.

During the first and fourth quarters of 2004, Kforce granted 88 and 223 shares, respectively, of restricted stock to certain members of senior management. The shares fully vested at the end of the following two-year periods. Upon issuance of the restricted stock shares, unearned compensation of $819 and $2,444, respectively, which is equivalent to the market value at the date of the grant, was charged to stockholders' equity. Unearned compensation of $1,094 was reclassified to additional paid-in capital on January 1, 2006, in accordance with the modified prospective method of transition prescribed by SFAS 123R. Restricted stock compensation of $1,094 and $1,665 was included in compensation expense for the years ended December 31, 2006 and 2005, respectively. A tax benefit of $438 and $666 attributable to restricted stock compensation was recognized in income during the years ended December 31, 2006 and 2005, respectively. During 2006, Kforce repurchased 195 shares of restricted stock that were fully vested totaling $2,445. In addition, during 2006 Kforce repurchased 190 shares of common stock from employees to satisfy minimum payroll tax withholding requirements related to vesting of nonqualified stock options or exercises of incentive stock options totaling $2,928.

The value of time-based restricted stock is determined by its intrinsic value (as if the underlying shares were vested and issued) on the grant date. The following table summarizes Kforce's time-based nonvested share activity for the year ended December 31, 2006:

Nonvested Shares (Time Based)	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2005	281	$ 10.52
Granted	—	—
Vested	**281**	**10.52**
Forfeited	—	—
Nonvested as of December 31, 2006	**—**	**$ —**

11. SEVERANCE COSTS

In 2005, Kforce incurred and paid compensation expense of $1,106, for severance costs upon the termination of a named officer. These costs are a component of SG&A in the Consolidated Statement of Operations and Comprehensive Income.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Kforce leases space and operating assets under operating and capital leases expiring at various dates, with some leases cancelable upon 30 to 90 days notice. The leases require payment of taxes, insurance and maintenance costs in addition to rental payments.

Future minimum lease payments, inclusive of accelerated lease payments (Note 8), under non-cancelable capital and operating leases are summarized as follows:

	2007	2008	2009	2010	2011	Thereafter
Capital Leases						
Present values of payments	$ 2,596	$1,383	$ 477	$ 144	$ 80	$ —
Interest	224	120	38	13	3	—
Capital Lease Payments	$ 2,820	$1,503	$ 515	$ 157	$ 83	$ —
Operating Leases						
Facilities	$ 9,534	$7,021	$4,452	$3,370	$3,144	$14,315
Equipment	415	239	106	87	21	—
Furniture	72	71	60	2	—	—
Total Operating Leases	$10,021	$7,331	$4,618	$3,459	$3,165	$14,315
Total Leases	$12,841	$8,834	$5,133	$3,616	$3,248	$14,315

Kforce acquired $2,736 and $3,589 of furniture and equipment under capital leases in 2006 and 2005, respectively. Capital lease payments made in 2006 totaled $2,738, inclusive of imputed interest of $394. Interest on capital leases is calculated using an interest rate of 9%.

Rental expense under operating leases was $10,689, $10,758, and $13,195 for 2006, 2005 and 2004, respectively.

On September 14, 2001, Kforce executed an agreement for lease of its new headquarters and consolidation of its Tampa operations. Kforce has classified the lease as an operating lease. Significant terms included the prepayment of rent in the amount of $2,200. The prepayment is being amortized over the 15 year term of the lease. Kforce is required to make minimum annual lease payments escalating from approximately $1,929 to $2,949, which are included in the above future minimum lease payments. $2,596 and $2,084, respectively, related to the present value of future minimum lease payments on capital leases, are included in other current debt and long-term debt-other in the accompanying Consolidated Balance Sheet as of December 31, 2005 and 2006.

Other Financing Commitments

Kforce entered into financing agreements related to the purchase of capitalized software valued at $1,799 and $893 during the years ended December 31, 2005 and 2004, respectively, and future payments under the agreements are $780, inclusive of interest of $1 for the year ended December 31, 2007. Payments under the agreements totaled $995 inclusive of $9 of interest in 2006. $779 related to the present value of future payments under these agreements, is included in other current debt in the accompanying Consolidated Balance Sheet as of December 31, 2006.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit outstanding for workers compensation and property insurance totaling $4,387 and for facility lease deposits totaling approximately $1,890.

Litigation

In the ordinary course of its business, Kforce is, from time to time, threatened with or named as a defendant in various lawsuits, including discrimination, harassment and other similar allegations. Kforce maintains insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions, employment practices liability and fidelity losses. Kforce is not aware of any litigation that would reasonably be expected to have a material adverse effect on its results of operations or financial condition.

Employment Agreements

Kforce has entered into employment agreements with certain executive officers and managers that provide for minimum compensation, salary and continuation of certain benefits for a six-month to three-year period under certain circumstances. The agreements also provide for a payment of one to three times their annual salary and one half to three times their average annual bonus if a change in control (as defined by the agreements) of Kforce occurs and include a covenant against competition with Kforce that extends for one year after termination for any reason. Kforce's liability at December 31, 2006, would have been approximately $27,742 in the event of a change in control or $15,652 if all of the employees under contract were to be terminated by Kforce without good cause (as defined) under these contracts.

13. SEGMENT ANALYSIS

Kforce reports segment information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires a management approach in determining reportable segments of an organization. The management approach designates the internal organization that is used by management for making operation decisions and addressing performance as the source of determining Kforce's reportable segments. Kforce's internal reporting follows its four functional service offerings: Technology, Finance and Accounting, Health and Life Sciences and Government. Kforce also reports Flexible billings and Search fees separately by segment. Kforce added the Government segment during 2006 as a result of the decision of Kforce management to separately analyze the combined results of operations of the acquired PCCI and Bradson prime Federal government contracting business, along with Kforce's existing segments, for the purpose of making decisions as to how resources will be allocated to Kforce's various lines of business.

Historically, and through December 31, 2006, Kforce has generated only sales and gross profit information on a functional basis. As such, asset information by segment is not disclosed. Substantially all operations and long-lived assets are located in the U.S.

Information concerning operations in these segments of business is as follows:

	Technology	Finance and Accounting	Health and Life Sciences	Government	Total
2006					
Net service revenues					
Flexible billings	**$430,731**	**$208,815**	**$195,162**	**$32,877**	**$867,585**
Search fees	**25,638**	**40,688**	**4,537**	**—**	**70,863**
Total revenue	**$456,369**	**$249,503**	**$199,699**	**$32,877**	**$938,448**
Gross profit	**$144,753**	**$108,208**	**$ 62,617**	**$10,521**	**$326,099**
2005					
Net service revenues					
Flexible billings	$ 352,743	$ 211,873	$ 182,775	—	$ 747,391
Search fees	18,037	31,834	5,003	—	54,874
Total revenue	$ 370,780	$ 243,707	$ 187,778	—	$ 802,265
Gross profit	$ 109,856	$ 93,310	$ 56,823	—	$ 259,989
2004					
Net service revenues					
Flexible billings	$ 294,598	$169,411	$ 156,071	—	$ 620,080
Search fees	11,397	26,058	3,916	—	41,371
Total revenue	$ 305,995	$195,469	$ 159,987	—	$ 661,451
Gross profit	$ 84,513	$ 73,263	$ 46,108	—	$ 203,884

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2006				
Net service revenues	**$222,298**	**$234,399**	**$238,700**	**$243,051**
Gross profit	**74,002**	**80,927**	**85,401**	**85,769**
Net income	**6,057**	**8,365**	**8,842**	**9,255**
Net earnings per share-basic	**$0.15**	**$0.21**	**$0.22**	**$0.23**
Net earnings per share-diluted	**$0.15**	**$0.20**	**$0.21**	**$0.22**
2005				
Net service revenues	$ 192,900	$ 198,470	$ 207,293	$ 203,602
Gross profit	60,028	64,064	68,389	67,508
Net income	3,079	5,669	6,713	6,860
Net earnings per share-basic	$0.08	$0.15	$0.17	$0.18
Net earnings per share-diluted	$0.08	$0.14	$0.17	$0.17

During the quarter ended December 31, 2006, KForce recognized a tax benefit totaling $883 related to the reversal of a valuation allowance based upon KForce receiving IRS approval of a tax method change.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	2006	2005	2004
Cash paid (received) during the period for:			
Income taxes paid (received)	**$ 612**	$ (29)	$ (399)
Interest, net	**3,689**	1,888	1,841
Non-Cash Transaction Information:			
Cash flow hedge (expense) benefit, net of taxes	—	(37)	188
Tax benefit from disqualifying dispositions of stock options and restricted stock	**5,700**	341	611
Common Stock Transactions:			
Employee stock purchase plan	**1,597**	961	714
Issuance of stock in an acquisition	**5,202**	18,324	51,388
Restricted stock issued or assigned in lieu of compensation, net of forfeitures	—	—	3,143
Software acquired under financing agreement	—	1,799	893
Equipment acquired under capital lease	**2,736**	3,589	2,247
Non-cash gain on sale of Board Network	—	74	—
Cash used in connection with acquisitions, net:			
Transaction costs	**$127,406**	$ 277	$12,441
Escrow	**10,000**	—	—
Payment of acquired business bank line of credit	—	2,467	10,638
Payment of 2003 OnStaff earnout	—	—	4,210
Buyout of future OnStaff earnout	—	—	2,500
Payment of acquired business long-term liability	—	—	1,050
Cash received in acquisition	**(906)**	—	(2,827)
Transaction costs—Hall Kinion tax adjustments	—	58	—
Cash overdraft received in acquisition	**232**	101	—
	$136,732	$ 2,903	$28,012

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman and
Chief Executive Officer,
Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource Development, Inc.

Richard M. Cocchiaro
Vice Chairman and Vice President,
Kforce Inc.

Mark F. Furlong
Chief Executive Officer,
Marshall & Ilsley Corp.

Elaine D. Rosen
Chair of the Board,
The Kresge Foundation

Ralph E. Struzziero
Adjunct Professor,
University of Southern Maine

Howard W. Sutter
Vice Chairman and Vice President,
Kforce Inc.

A. Gordon Tunstall
President and
Chief Executive Officer,
Tunstall Consulting

EXECUTIVE AND SENIOR OFFICERS

David L. Dunkel
Chairman and
Chief Executive Officer

William L. Sanders
President

Joseph J. Liberatore
Chief Financial Officer and Secretary

Michael L. Ettore
Chief Services Officer

Stephen J. McMahan
Chief Sales Officer

Patrick D. Moneymaker
Chief Executive Officer,
Kforce Government Holdings, Inc.

Michael R. Blackman
Senior Vice President,
Investor Relations

David M. Kelly
Vice President, Finance

William S. Josey, Esq.
General Counsel

CORPORATE COUNSEL

Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
www.computershare.com
Shareholder Inquiries:
1 (877) 282-1168

FORM 10-K AVAILABLE

A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to Michael R. Blackman, Senior Vice President, Investor Relations, Kforce Inc., 1001 East Palm Avenue, Tampa, Florida 33605, or at www.kforce.com or call Investor Relations: 1 (813) 552-2927.

ANNUAL MEETING

The annual meeting of shareholders will be held on June 19, 2007 at 8:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION

For a comprehensive profile of Kforce Inc., visit the Firm's website at www.kforce.com.

KFORCE®
PROFESSIONAL STAFFING

KFORCE LOCATIONS

ARIZONA
Phoenix
Scottsdale

CALIFORNIA
Carlsbad
Encino
Gardena
Irvine
Los Angeles
Ontario
Sacramento
San Diego
San Francisco
San Jose
Walnut Creek
Westlake Village

COLORADO
Greenwood Village (Denver)

CONNECTICUT
East Hartford
Shelton
Stamford

DISTRICT OF COLUMBIA
Washington

FLORIDA
Ft. Lauderdale
Miami
Orlando
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago
Westchester

INDIANA
Indianapolis

KANSAS
Overland Park (Kansas City)

KENTUCKY
Louisville

MARYLAND
Baltimore
Gaithersburg

MASSACHUSETTS
Boston
Burlington
Westborough

MICHIGAN
Grand Rapids
Southfield (Detroit)

MINNESOTA
Bloomington (Minneapolis)

MISSOURI
St. Louis

NEW JERSEY
Iselin
Paramus
Parsippany

NEW YORK
New York
White Plains

OHIO
Blue Ash
Cincinnati
Columbus
Dayton
Independence (Cleveland)
Miamisburg

OREGON
Portland

PENNSYLVANIA
King of Prussia
Philadelphia
Pittsburgh

RHODE ISLAND
Providence

TEXAS
Austin
Dallas
Fort Worth
Houston
San Antonio

UTAH
Salt Lake City

VIRGINIA
Arlington
Fairfax
Reston

WASHINGTON
Bellevue

WISCONSIN
Madison
Milwaukee

KFORCE®
PROFESSIONAL STAFFING

END

Kforce—77 offices to serve you.
To find the location nearest you, visit our Website at www.kforce.com or call 1 (800) 395-5575.

Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605
1 (813) 552-5000

SKU#ROMCM-AR-06